SEC File No. 82-34874

DAVIES

DAVIES WARD PHILLIPS & VINEBERG LLP

44th Floor
1 First Canadian Place
Toronto Canada M5X 1B1

Tel 416 863 0900
Fax 416 863 0871
www.dwpv.com

RECEIVED
2008 AUG 28 P 1:25

August 27, 2008

Christina C. Sa
Dir 416.367.7899
csa@dwpv.com

File No. 207525

[redacted]

08004610

BY COURIER

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

PROCESSED
SEP 02 2008
THOMSON REUTERS

SUPPL

Dear Sir/Madame:

Global Alumina Corporation: Public Disclosure Documents Delivered Pursuant to a Rule 12g3-2(b) Exemption Under the Securities Exchange Act of 1934

Attached please find the following public disclosure documents which have recently been filed on the System for Electronic Document Analysis and Retrieval ("**SEDAR**") in Canada by Global Alumina Corporation (the "**Corporation**"):

1. press release dated June 4, 2008 regarding the Corporation's annual general meeting;

2. report of voting results for annual general meeting of shareholders held on June 4, 2008;

3. material change report dated June 5, 2008 regarding an update on discussions of the sale of the Corporation;

4. early warning report dated June 10, 2008 with respect to Mackenzie Financial Corporation's acquisition, by one or more of its mutual fund and private client managed accounts, increasing the aggregate number of common shares by all of Mackenzie's managed accounts to approximately 11.13% of all issued and outstanding shares of the Corporation;

5. early warning report dated July 3, 2008 with respect to Lusman Capital Management, LLC;

6. press release dated August 12, 2008 announcing second quarter 2008 results;

dlw 8/29

7. interim financial statements for the six-month period ended June 30, 2008;

8. management's discussion and analysis for the six-month period ended June 30, 2008;

9. a certificate of the Corporation's Chief Executive Officer dated August 12, 2008 required to be filed under National Instrument 52-109; and

10. a certificate of the Corporation's Chief Financial Officer dated August 12, 2008 required to be filed under National Instrument 52-109;

If you have any questions in connection with the foregoing, please do not hesitate to contact me.

Yours very truly,

DAVIES WARD PHILLIPS & VINEBERG LLP

Per: Christina C. Sa
Law Clerk

Global Alumina

Global Alumina Updates Shareholders at Annual General Meeting

TORONTO, ON – June 4, 2008 – Global Alumina Corporation (TSX: GLA.U) (the "Company" or "Global Alumina"), a corporation participating in a joint venture to develop an alumina refinery, mine and associated infrastructure in the bauxite-rich region of the Republic of Guinea (the "Project"), today held its annual general meeting of shareholders in Toronto, Canada. The meeting was chaired by Karim Karjian, Co-Chairman of the Company.

At the meeting the shareholders re-elected Bruce Wrobel, Karim Karjian, Michael Cella, Alan Gayer, David Suratgar, Ahmed Fikree and Bernie Cousineau as directors of the Company, to hold office until the next annual general meeting. The shareholders also approved the re-appointment of PricewaterhouseCoopers LLP as the Company's auditors.

Bruce Wrobel, the Chief Executive Officer of the Company updated shareholders on the progress of the Project. Mr. Wrobel reported that the board of directors of the Project joint venture met on June 2, 2008. At the joint venture meeting, the Project development plan was presented by joint venture management. Approval of the plan will be considered at a future meeting of the joint venture partners. Mr. Wrobel also reported that the joint venture partners approved an interim budget for Project development through August 2008 of $115 million, of which the Company will be responsible for its one third share. Financial close of Project debt financing is expected at the end of 2008 or early 2009.

Management discussed the Company's financing alternatives and Mr. Wrobel stated the Company was in discussions with respect to a possible sale of the Company, although no offer has been received nor has a decision been made to proceed with any transaction.

About Global Alumina

Global Alumina and its joint venture partners are developing a 3.6 million metric tons per annum nominal capacity alumina refinery located in the bauxite-rich region of the Republic of Guinea. The joint venture partners in the Project are Global Alumina International, Ltd., a wholly owned subsidiary of the Company, BHP Billiton, Dubai Aluminium Company Limited and Mubadala Development Company PJSC. The Project is one of the most advanced new projects in Guinea with the refinery already in feasibility stage and critical path infrastructure and site work already underway. Global Alumina is positioned to be one of the only companies focused solely on alumina production and sales. The Company offers a first mover advantage over other projects in the region and an opportunity for socially responsible investing in a country that holds over one-third of the world's bauxite resources. Global Alumina is headquartered in Saint John, New Brunswick with operations in Boké, Guinea and has administrative offices in New York, London, Montreal and Conakry, Guinea. For further information visit the company's website at www.globalalumina.com.

Forward Looking Information

Certain information in this release is "forward looking information", which reflects management's expectations regarding the Company's future growth, results of operations, performance and business prospects and opportunities. In this release, the words "may", "would", "could", "should", "will", "intend", "plan", "anticipate", "believe", "seek", "propose", "estimate" and "expect" and similar expressions, as they

relate to the Company and the Project, are often, but not always, used to identify forward looking information. Such forward looking information reflects management's current beliefs and is based on information currently available to management. Forward looking information involves significant risks and uncertainties, should not be read as a guarantee of future performance or results, and will not necessarily be accurate indications of whether or not or the times at, or by which, such performance or results will be achieved. In particular, this release contains forward looking information pertaining to the following: the achievement of milestones set out in the subscription agreement among Guinea Alumina Corporation Ltd. ("Guinea Alumina") and its shareholders, the joint venture partners, (the "Subscription Agreement"); the decisions of the joint venture with respect to the conduct of the Project; the making of a decision to proceed with the development of the Project by the joint venture partners; expectations regarding the debt financing of the Project, the terms, timing and amount of such financing and the sources of financing; the amount, nature and timing of capital expenditures to complete the Project; the timing of refinery construction and mine start up; future production levels; expectations regarding the negotiation of contractual rights; prices for alumina and aluminium; operating and other costs; treatment of Guinea Alumina under the fiscal terms of the "tax exhibit" to the Basic Agreement with the Government of Guinea (as described in the Company's Annual Information Form, the "AIF") and the negotiation and terms of agreements relating to the access of Guinea Alumina to and use of certain infrastructure required for the development and operation of the Project and business strategies and plans of management with respect to the Project. A number of factors could cause actual results to differ materially from the results discussed in the forward looking information, including, but not limited to: the failure or delay in fulfilling the conditions precedent necessary for the subsequent subscription payments under the Subscription Agreement to become available to the Company; the limited control by the Company of the assets and operations of the Project and its inability to make major decisions with respect to the Project without agreement from the other joint venture partners; the requirement that the Company hold 85% of subscription proceeds received pursuant to the Subscription Agreement in escrow and the possibility the Company may need to seek additional financing to fund corporate expenses; a delay in finalizing debt financing for the Project; the amount of such financing being insufficient to fund the Project to complete development; the inability of the Company to raise sufficient financing to fund its share of development costs; the possibility that the Company's interest will be diluted if it is unable to meet a capital call with respect to the Project; the current political and economic risks of investing in a developing country; material inaccuracies in the cost estimates and time estimates for development of the Project; a decision of the joint venture partners not to proceed with the development of the Project after the development plan is finalized; construction risks such as cost overruns, delays and shortages of labour, materials or equipment; the Company's dependence on an interest in a single asset; the possible forfeiture of the Mining Concession (as defined in the Company's AIF) in certain circumstances; operational risks such as access to infrastructure and skilled labour; currency fluctuations; price volatility of alumina, aluminium or raw materials; and certain other factors related to the Project discussed under the heading "Risk Factors" in the Company's AIF.

The forward looking information contained in this discussion is based on the following principal assumptions: that the estimates and projections in the bankable feasibility study of the Project are within the range of accuracy suggested therein; that the joint venture partners will agree on a final schedule for development of the Project and will make a decision to proceed with the Project upon delivery of a final development plan; that issues relating to the Mining Concession title will be resolved to the satisfaction of the joint venture partners and Project lenders; that general economic conditions will not become adverse to the completion of financing for the Project and will have no material adverse impact on the Project; that the negotiations with prospective Project lenders and between the prospective Project lenders and the Guinean government will be successfully concluded by the end of 2008; that the bidding process for contracted work in connection with the Project will be completed in a competitive manner and that actual costs to complete work will be within the range of quotes provided by contractors to date; that the joint venture will be able to acquire necessary labour at currently assumed labour costs and productivity rates; that the Development Plan for the Project is conducted according to schedule; that general economic

factors and trends relating to construction costs remain constant; and that the future political and economic climate in Guinea has no material adverse effect on the Project. Although the forward looking information contained in this discussion is based upon what management of the Company believes are reasonable assumptions, Global Alumina cannot assure investors that actual results will be consistent with this forward looking information. If the assumptions underlying forward looking information prove incorrect or if other risks or uncertainties materialize, actual results may vary materially from those anticipated in this release. This forward looking information is made as of the date of this release, and the Company assumes no obligation to update or revise it to reflect new events or circumstances, except as required by law.

For further information, please contact:

Michael Cella
Global Alumina
212 351 0010
cella@globalalumina.com

Barbara Cano
Breakstone Group
646 452 2334
bcano@breakstone-group.com

GLOBAL ALUMINA CORPORATION

Annual General Meeting of Shareholders

Held on June 4, 2008

REPORT OF VOTING RESULTS

National Instrument 51-102 – Continuous Disclosure Obligations (Section 11.3)

In accordance with section 11.3 of National Instrument 51-102 – *Continuous Disclosure Obligations*, the following table sets out information regarding the matters voted upon at the annual general meeting of shareholders of Global Alumina Corporation (the "Corporation") held on June 4, 2008 and the outcome of the vote upon such matters.

Each of the matters set out below is described in greater detail in the Notice of Meeting and Management Proxy Circular mailed to shareholders prior to the annual meeting.

Matter Voted Upon	**Outcome of Vote**		
The election of the nominees proposed by management, listed in the Management Proxy Circular, as directors of the Corporation to serve until the next annual meeting of shareholders of the Corporation or until their successors are elected or appointed. Vote taken by ballot.			
Michael Cella	Elected		
		For:	124,731,435 / 99.00%
		Against:	0
		Withheld:	1,265,578 / 1.00%
Bernard Cousineau	Elected		
		For:	119,367,239 / 95.61%
		Against:	0
		Withheld:	5,482,774/ 4.39%
Ahmed Fikree	Elected		
		For:	171,547,400 / 93.18%
		Against:	0
		Withheld:	12,562,613 / 6.82%
Alan Gayer	Elected		
		For:	114,063,435 / 99.96%
		Against:	0
		Withheld:	46,578 / 0.04%

Karim Karjian	Elected		
		For:	161,338,839 / 96.72%
		Against:	0
		Withheld:	5,471,174 / 3.28%
David Suratgar	Elected		
		For:	114,063,235/ 99.96%
		Against:	0
		Withheld:	46,778 / 0.04%
Bruce Wrobel	Elected		
		For:	169,189,856 / 99.05%
		Against:	0
		Withheld:	1,620,157 / 0.95%
The appointment of PricewaterhouseCoopers LLP, as auditors of the Corporation and the authorization of the directors to fix their remuneration. Vote taken by show of hands.			Passed

DATED this 5th day of June, 2008.

GLOBAL ALUMINA CORPORATION

by (signed) *Michael J. Cella*

Michael J. Cella
Senior Vice President and Chief Financial Officer

Form 51-102F3

MATERIAL CHANGE REPORT

Section 7.1 of National Instrument 51-102
Continuous Disclosure Obligations

ITEM 1: NAME AND ADDRESS OF REPORTING ISSUER

Global Alumina Corporation (the "Corporation")
44 Chipman Hill, 10th Floor
P.O. Box 7289
Saint John, New Brunswick E2C 4S6

Principal Offices:
245 Park Avenue
38th Floor
New York, New York 10167

ITEM 2: DATE OF MATERIAL CHANGE

June 4, 2008.

ITEM 3: PRESS RELEASE

A press release was issued by the Corporation on June 4, 2008. A copy of the press release was filed on the System for Electronic Document Analysis and Retrieval ("SEDAR") and is available at the Corporation's reference page on the Internet at www.sedar.com.

ITEM 4: SUMMARY OF MATERIAL CHANGE

The Corporation is currently in discussions with respect to a possible sale of the Corporation, although no offer has been received nor has a decision been made to proceed with any transaction.

ITEM 5: FULL DESCRIPTION OF MATERIAL CHANGE

At the annual general meeting held on June 4, 2008, the Corporation reported that it was considering two alternatives in order to raise its share of the equity financing requirements for the Project: a substantial equity financing by the Corporation, or a sale of the Corporation to a strategic investor. The Corporation reported at the meeting that it is currently in discussions with respect to a possible sale of the Corporation, although no offer has been received and no decision has been made to proceed with any transaction.

The Corporation's principal asset is its one-third equity interest in Guinea Alumina, the joint venture company developing the Project consisting of the alumina refinery, mine and associated infrastructure located in the bauxite-rich region of the Republic of Guinea. At a meeting of the board of directors of Guinea Alumina on June 2, 2008, a draft Project development plan based on

the bankable feasibility study delivered on March 13, 2008 was presented by Project management. Approval of the Project development plan will be considered at a future meeting of the directors of Guinea Alumina. At the June 2, 2008 meeting, the board of directors of Guinea Alumina approved an interim budget for Project development through August 2008 of $115 million, of which the Corporation will be responsible for its one-third share. Guinea Alumina and the joint venture partners are in negotiations with a group of lenders regarding Project debt financing and financial close of Project debt financing is expected at the end of 2008 or in early 2009.

ITEM 6: RELIANCE ON SUBSECTION 7.1(2) or (3) of NATIONAL INSTRUMENT 51-102

Not applicable.

ITEM 7: OMITTED INFORMATION

Not applicable.

ITEM 8: SENIOR OFFICER

The following senior officer of the Company is knowledgeable about the material change and this report:

Michael J. Cella
Senior Vice President and Chief Financial Officer
(212) 351-0000
cella@globalalumina.com

ITEM 9: DATE OF REPORT

DATED at New York, New York this 5th day of June, 2008.

By: *(signed) Michael J Cella*

Michael J. Cella
Senior Vice President and Chief Financial Officer

RECEIVED
2008 JUL 28 P 1:15

EARLY WARNING REPORT UNDER
NATIONAL INSTRUMENT 62 - 103
ALTERNATIVE MONTHLY REPORTING SYSTEM

ALTERNATIVE REPORTER: MACKENZIE FINANCIAL CORPORATION
150 Bloor Street West
Toronto, Ontario
M5S 3B5

REPORTING ISSUER: Global Alumina Well Service Ltd.

REPORT FOR END OF: May 2008

REPORT OF SHARE ACTIVITY:

Mackenzie Financial Corporation ("Mackenzie") reports that as a result of purchases of common shares of Global Alumina Corporation ("Global Alumina") by one or more of its mutual fund and private client managed accounts, the aggregate number of common shares of Global Alumina held by all of Mackenzie's managed accounts on May 31, 2008 was 22,996,000 common shares representing approximately 11.13% of all outstanding common shares.

CHANGE FROM PREVIOUS REPORT: Initial Report

BENEFICIAL OWNERSHIP, CONTROL OR DIRECTION:

Mackenzie specifically disclaims any beneficial ownership of the reported common shares, but as investment manager it maintains exclusive power to exercise investment control or direction over such common shares for its managed accounts as the beneficial owners.

PURPOSE OF THE REPORT:

The common shares were acquired in the ordinary course of business, for investment purposes only and not for the purpose of exercising control or direction over Global Alumina. Mackenzie managed accounts may from time to time acquire additional common shares, dispose of some or all of the existing or additional common shares or may continue to hold the common shares.

RELIANCE ON EXEMPTION:

This report is issued under the Alternative Monthly Reporting System described in National Instrument 62 - 103. Neither Mackenzie nor any of its managed accounts presently intend to:

a) make a formal take-over bid for any common shares of Global Alumina;

b) propose a transaction that would constitute a take-over bid in reliance on an exemption in the Securities Act (Ontario); or

c) propose a reorganization, amalgamation, merger, arrangement or similar business combination with Global Alumina which would result in Mackenzie's managed accounts controlling the company, alone or with others.

CERTIFICATION:

To the best of its knowledge:

a) Mackenzie and its managed accounts do not in the ordinary course of business receive material facts or changes about Global Alumina which have not been publicly disclosed;

b) Mackenzie is eligible to file this Alternative Monthly Reporting System report pursuant to the National Instrument;

c) Mackenzie is not a joint actor with anyone else in connection with this report; and

d) Mackenzie and its managed accounts have not entered into any agreements with Global Alumina in connection with the purchase.

CONTACT PERSON:

For further information, contact: Clyde Roach
Telephone: (416) 922-5322, extension 4074

DATE AND SIGNATURE:

This report is dated June 10, 2008 and is signed by an authorized officer of Mackenzie.

MACKENZIE FINANCIAL CORPORATION

"D. Lynn Vickers"

D. Lynn Vickers
Vice-President, Chief Compliance Officer

NATIONAL INSTRUMENT 62-103

REPORT FILED BY ELIGIBLE INSTITUTIONAL INVESTOR
UNDER PART 4

RE: GLOBAL ALUMINA CORP.

Report dated July 3, 2008.

(a) Name and address of the eligible institutional investor:

Lusman Capital Management, LLC
717 Fifth Avenue, 14th Floor
New York, NY 10022
USA

Collectively, Lusman Capital Management, LLC and other entities managed or controlled by it, and its joint actors, the "investor".

(b) Net increase or decrease in the number or principal amount of securities, and in the eligible institutional investor's securityholding percentage in the class of securities, since the last report was filed by the eligible institutional investor under Part 4 or the early warning requirements:

Not applicable.

(c) Designation and number or principal amount of securities and the eligible institutional investor's securityholding percentage in the class of securities at the end of the month for which the report is made:

As of the date of this report, the investor holds 21,502,100 common shares (10.41%).

(d) Designation and number or principal amount of securities and the percentage of outstanding securities referred to in paragraph (c) over which

(i) the eligible institutional investor, either alone or together with any joint actors, has ownership and control,

The investor has control of the securities set forth in Item (c) above.

(ii) the eligible institutional investor, either alone or together with any joint actors, has ownership but control is held by other entities other than the eligible institutional investor or any joint actor,

None.

(iii) the eligible institutional investor, either alone or together with any joint actors. has exclusive or shared control but does not have ownership:

None.

(e) The purpose of the eligible institutional investor and any joint actors in acquiring or disposing of ownership of, or control over, the securities, including any future intention to acquire ownership of, or control over, additional securities of the reporting issuer:

The securities were acquired for, and are being held for, investment purposes only and not for the purpose of exercising control or direction over the reporting issuer. The acquisitions were made in the ordinary course of the investor's business or investment activities, as the case may be. The investor has no current plan or proposal which relates to, or would result in acquiring additional ownership or control over the securities of the reporting issuer, other than in the ordinary course of business of the investor. The investor may or may not purchase or sell securities of the reporting issuer in the future on the open market or in private transactions, depending on market conditions and other factors material to the investor's investment decision.

(f) The general nature and the material terms of any agreement, other than lending arrangements, with respect to securities of the reporting issuer entered into by the eligible institutional investor, or any joint actor, and the issuer of the securities or any other entity in connection with any transaction or occurrence resulting in the change in ownership or control, giving rise to the report, including agreements with respect to the acquisition, holding, disposition or voting of any of the securities:

None.

(g) The names of any joint actors in connection with the disclosure required by Appendix G of National Instrument 62-103:

Lusman Partners, LP
Lusman Master Fund, Ltd
Korsant Partners LLC
Joel Lusman, Managing Member, Lusman Capital Management, LLC

(h) If applicable, a description of any change in any material fact set out in a previous report by the eligible institutional investor under the early warning requirements or Part 4 of National Instrument 62-103 in respect of the Reporting Issuer's securities:

Not applicable.

(i) A statement that the eligible institutional investor is eligible to file reports under Part 4 in respect of the reporting issuer:

The investor is eligible to file reports under Part 4 of National Instrument 62-103. Neither the investor nor, to the knowledge of the investor, any of the clients whose accounts it manages presently intend to:

(1) Make a formal take-over bid for securities of the reporting issuer, or

(2) Propose a reorganization, amalgamation, merger arrangement or similar business combination with the reporting issuer that if completed would reasonably be expected to result in the investor or its managed accounts either alone or together with any joint actors, possessing effective control over the reporting issuer or a successor to all or part of the business of such entity.

* * *

DATED this 3rd day of July, 2008.

LUSMAN CAPITAL MANAGEMENT, LLC

By: *"Joel Lusman"*
Joel Lusman
Managing Member

Global Alumina

Global Alumina Releases Second Quarter 2008 Results

TORONTO, ON – August 12, 2008 – Global Alumina Corporation (TSX: GLA.U) (the "Company" or "Global Alumina"), a corporation participating in a joint venture to develop an alumina refinery, mine and associated infrastructure in the bauxite-rich region of the Republic of Guinea (the "Project"), announced today its financial and operating results for the three and six month periods ended June 30, 2008. The text of the quarterly unaudited financial statements and management's discussion and analysis can be viewed or printed from the Company's SEDAR reference page at www.sedar.com. All dollar amounts are in U.S. dollars.

Second Quarter 2008 Financial Highlights[1]

- From April 1, 2008 through June 30, 2008, the Company contributed capital to the Project joint venture totalling $13 million to fund its one-third share of construction and development costs.
- As at June 30, 2008 and August 12, 2008 respectively, the Company had unrestricted cash of $20.8 million and $20.1 million, restricted cash totalling $60.2 million and $54.3 million in its escrow account to fund future Project capital calls and a $108.9 million subscription payments receivable.
- For the three and six months ended June 30, 2008 the Company recorded net losses of $1.86 million ($0.01 per share) and $3.34 million ($0.02 per share) respectively, compared with net income of $84.29 million ($0.41 per share) and $78.37 million ($0.38 per share) for the same period in 2007.
- Interest income for the quarter was $521,355.

The Company expects that funds on hand as of August 12, 2008 will be sufficient to enable it to meet its corporate operating expense requirements through 2012 and to fund its one-third share of Project development cash calls at least through to finalization of debt financing for the Project.

Significant Corporate Events

During the second quarter of 2008, the board of directors of Guinea Alumina Corporation Ltd. ("Guinea Alumina") approved a revised interim budget of $137.6 million for the period from January 2008 through August 2008. Guinea Alumina's costs capitalized into construction in progress for the quarter were $36.4 million and included funding for continued Project site works and development, including work on the container quay at the port in Kamsar, foundation piling, and major earthworks at the refinery site, substantial completion of earthworks for the railway, geotechnical investigations and clearing at the port and container quay, and continued engineering procurement and

[1] Unless otherwise stated, all financial figures discussed in this announcement are unaudited, prepared in accordance with Canadian generally accepted accounting principles for interim financial statements, expressed in U.S. dollars as at June 30, 2008, and represent comparisons between the three and six month periods ended June 30, 2008 and the equivalent periods ended June 30, 2007.

construction management services and corporate and staffing costs for the Project through the period bringing total construction in progress from inception to $352.5 million. During the quarter the joint venture partners contributed $37.5 million towards the interim budget (with one joint venture partner contributing the remainder of its second quarter capital calls of $1.5 million in the third quarter of 2008). The joint venture board is expected to consider for approval before September 30, 2008 a final Project development plan based on the bankable feasibility study of the Project that was completed in the first quarter of 2008.

The Corporation's joint venture partners have not yet made payment of the first and second deferred subscription payments of approximately $75.55 million in aggregate for their interest in the Project. On June 23, 2008 the Corporation made a formal demand for payment to each of the joint venture partners. At a joint venture shareholders' meeting held July 31, 2008, the joint venture partners agreed a process by which the transfer of the mining concession for the Project would be confirmed.

Guinea Alumina is in the process of raising up to $2.45 billion of long-term, senior secured project debt financing to fund a portion of the cost of developing the Project. The Project lenders have been identified, a detailed term sheet for the financing is under negotiation and active discussions with the lenders and their advisors are ongoing. The Corporation expects that lender commitments will be in place by year end and that financial closing will occur by March 31, 2009.

On June 8, 2007, the Government of Guinea through the Ministry of Mines and Geology, established the Interministerial Committee for Renegotiation of Conventions and Agreements Mining ("CIRCAM"). CIRCAM is in the process of reviewing mineral resource agreements between the Government of Guinea and foreign corporations. To date no formal communication has been received by CIRCAM or the Government of Guinea with respect to Guinea Alumina's agreements with the Government of Guinea and the Corporation does not expect that any of the rights of Guinea Alumina and its Guinean subsidiary will be affected by the review.

About Global Alumina

Global Alumina and its joint venture partners are developing a 3.6 million metric tons per annum nominal capacity alumina refinery located in the bauxite-rich region of the Republic of Guinea. The joint venture partners in the Project are Global Alumina International, Ltd., a wholly owned subsidiary of the Company, BHP Billiton, Dubai Aluminium Company Limited and Mubadala Development Company PJSC. The Project is one of the most advanced new projects in Guinea with the refinery already in feasibility stage and critical path infrastructure and site work already underway. Global Alumina is positioned to be one of the only companies focused solely on alumina production and sales. The Company offers a first mover advantage over other projects in the region and an opportunity for socially responsible investing in a country that holds over one-third of the world's bauxite resources. Global Alumina is headquartered in Saint John, New Brunswick with operations in Boké, Guinea and has administrative offices in New York, London, Montreal and Conakry, Guinea. For further information visit the company's website at www.globalalumina.com.

Forward Looking Information

Certain information in this release is "forward looking information", which reflects management's expectations regarding the Company's future growth, results of operations, performance and business prospects and opportunities. In this release, the words "may", "would", "could", "should", "will", "intend", "plan", "anticipate", "believe", "seek", "propose", "estimate" and "expect" and similar expressions, as they relate to the Company and the Project, are often, but not always, used to identify forward looking information. Such forward looking information reflects management's current beliefs and is based on information currently available to management. Forward looking information involves significant risks and

uncertainties, should not be read as a guarantee of future performance or results, and will not necessarily be accurate indications of whether or not or the times at, or by which, such performance or results will be achieved. In particular, this release contains forward looking information pertaining to the following: the achievement of milestones set out in the subscription agreement among Guinea Alumina and its shareholders, the joint venture partners, (the "Subscription Agreement"); the decisions of the joint venture with respect to the conduct of the Project; the approval of the proposed development plan with respect to the Project and the making of a decision by the joint venture partners to proceed with the development of the Project; expectations regarding the financing of the Project, the terms, timing and amount of financing and the sources of financing; the amount, nature and timing of capital expenditures to complete the Project; the timing of refinery construction and mine start up; future production levels; expectations regarding the negotiation of contractual rights; prices for alumina and aluminium; operating and other costs; treatment of Guinea Alumina under the fiscal terms of the "tax exhibit" to the Basic Agreement with the Government of Guinea (as described in the Company's Annual Information Form, the "AIF") and the negotiation and terms of agreements relating to the access of Guinea Alumina to and use of certain infrastructure required for the development and operation of the Project and business strategies and plans of management with respect to the Project. A number of factors could cause actual results to differ materially from the results discussed in the forward looking information, including, but not limited to: the failure or delay in fulfilling the conditions precedent necessary for the subsequent subscription payments under the Subscription Agreement to become available to the Company; the limited control by the Company of the assets and operations of the Project and its inability to make major decisions with respect to the Project without agreement from the other joint venture partners; the requirement that the Company hold 85% of subscription proceeds received pursuant to the Subscription Agreement in escrow and the possibility the Company may need to seek additional financing to fund corporate expenses; a delay in finalizing financing for the Project; the amount of such financing being insufficient to fund the Project to complete development; the inability of the Company to raise sufficient financing to fund its share of the development costs of the Project in excess of the maximum Project debt financing; the possibility that the Company's interest will be diluted if it is unable to meet a capital call with respect to the Project; the current political and economic risks of investing in a developing country; material inaccuracies in the cost estimates and time estimates for development of the Project; a decision of the joint venture partners not to proceed with the Project; construction risks such as cost overruns, delays and shortages of labour, materials or equipment; the Company's dependence on an interest in a single asset; the possible forfeiture of the Mining Concession (as defined in the Company's AIF) in certain circumstances; operational risks such as access to infrastructure and skilled labour; currency fluctuations; price volatility of alumina, aluminium or raw materials; and certain other factors related to the Project discussed under the heading "Risk Factors" in the Company's AIF.

The forward looking information contained in this discussion is based on the following principal assumptions: that the data, estimates and projections in the bankable feasibility study of the Project are within the range of accuracy suggested therein; that the joint venture partners will agree on a final schedule for development of the Project and will make a decision to proceed with the Project upon approval of the development plan; that issues relating to the Mining Concession title will be resolved to the satisfaction of the joint venture partners and Project lenders; that general economic conditions will not become adverse to the completion of financing for the Project and will have no material adverse impact on the Project; that the negotiations with prospective Project lenders and between the prospective Project lenders and the Guinean government will be successfully concluded by the end of 2008; that the bidding process for contracted work in connection with the Project will be completed in a competitive manner and that actual costs to complete work will be within the range of quotes provided by contractors to date; that the joint venture will be able to acquire necessary labour at currently assumed labour costs and productivity rates; that the development plan for the Project is conducted according to schedule; that general economic factors and trends relating to construction costs remain constant; and that the future political and economic climate in Guinea has no material adverse effect on the Project. Although the forward looking information contained in this discussion is based upon what management of the

Company believes are reasonable assumptions, Global Alumina cannot assure investors that actual results will be consistent with this forward looking information. If the assumptions underlying forward looking information prove incorrect or if other risks or uncertainties materialize, actual results may vary materially from those anticipated in this release. This forward looking information is made as of the date of this release, and the Company assumes no obligation to update or revise it to reflect new events or circumstances, except as required by applicable law.

For further information, please contact:

Michael Cella
Global Alumina
212 351 0010
cella@globalalumina.com

Barbara Cano
Breakstone Group
646 452 2334
bcano@breakstone-group.com

Tor#: 2173933.4

Global Alumina Corporation

Interim Consolidated Financial Statements
(Unaudited)
June 30, 2008
(expressed in U.S. dollars)

Global Alumina Corporation

Interim Consolidated Balance Sheets
(Unaudited)

(expressed in U.S. dollars)

	June 30, 2008 $	December 31, 2007 $
Assets		
Current assets		
Cash and cash equivalents	20,828,644	20,203,943
Restricted cash	60,208,590	86,049,033
Prepaid expenses	1,194,092	1,345,641
Due from affiliates and other assets	149,692	188,106
	82,381,018	107,786,723
Investment in and advances to Guinea Alumina	232,855,970	207,617,787
Property, plant and equipment	722,948	864,260
	315,959,936	316,268,770
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities	940,170	830,040
Deferred dilution gain	63,445,269	63,445,269
	64,385,439	64,275,309
Shareholders' Equity		
Capital stock and other equity (note 5)	241,384,586	238,698,836
Contributed surplus	2,199,565	1,963,400
Retained earnings	7,990,346	11,331,225
	251,574,497	251,993,461
	315,959,936	316,268,770

See accompanying notes to interim consolidated financial statements.

Approved by the Board of Directors

(signed) Bruce J. Wrobel
Bruce J. Wrobel, Director

(signed) Michael J. Cella
Michael J. Cella, Director

Global Alumina Corporation

Interim Consolidated Statements of Operations and Comprehensive Loss
(Unaudited)

(expressed in U.S. dollars)

	Three-month period ended June 30, 2008 $	Three-month period ended June 30, 2007 $	Six-month period ended June 30, 2008 $	Six-month period ended June 30, 2007 $
Other income				
Dilution gain (note 4)	-	88,046,498	-	88,046,498
Interest	521,355	728,638	1,485,259	728,819
Other	34,572	47,772	99,970	84,602
	555,927	88,822,908	1,585,229	88,859,919
Expenses				
Professional fees	622,722	975,656	1,174,393	2,807,304
General and administrative	950,349	3,098,132	1,848,586	6,565,153
Amortization	70,656	459,700	141,312	1,115,979
	1,643,727	4,533,488	3,164,291	10,488,436
Share of net (loss) in Guinea Alumina	(773,716)	-	(1,761,817)	-
Net (loss) income and comprehensive (loss) income for the period	(1,861,516)	84,289,420	(3,340,879)	78,371,483
Basic and diluted (loss) income per common share (note 6)	(0.01)	0.41	(0.02)	0.38

See accompanying notes to interim consolidated financial statements.

Global Alumina Corporation

Interim Consolidated Statements of Retained Earnings
(Unaudited)

(expressed in U.S. dollars)

	Three-month period ended June 30, 2008 $	Three-month period ended June 30, 2007 $	Six-month period ended June 30, 2008 $	Six-month period ended June 30, 2007 $
Balance - Beginning of period	9,851,862	(70,714,660)	11,331,225	(64,796,723)
Net (loss) income and comprehensive (loss) income for the period	(1,861,516)	84,289,420	(3,340,879)	78,371,483
Balance - End of period	7,990,346	13,574,760	7,990,346	13,574,760

See accompanying notes to interim consolidated financial statements.

Global Alumina Corporation

Interim Consolidated Statements of Cash Flows
(Unaudited)

(expressed in U.S. dollars)

	Three-month period ended June 30, 2008 $	Three-month period ended June 30, 2007 $	Six-month period ended June 30, 2008 $	Six-month period ended June 30, 2007 $
Cash provided by (used in)				
Operating activities				
Net (loss) income for the period	(1,861,516)	84,289,420	(3,340,879)	78,371,483
Stock options/common shares issued for services (note 5)	164,306	99,398	236,165	268,170
Dilution gain	-	(88,046,498)	-	(88,046,498)
Amortization	70,656	459,700	141,312	1,115,979
Share of net loss in equity investment	773,716	-	1,761,817	-
	(852,838)	(3,197,980)	(1,201,585)	(8,290,866)
Changes in non-cash items relating to operating activities				
Prepaid expenses	34,491	137,367	151,549	1,539,785
Accounts payable and accrued liabilities	8,846	9,851,929	110,130	(923,116)
Effects of adoption of new accounting standard	-	-	-	(885,377)
Due from affiliates and other assets	(62,165)	43,626	38,414	(257,817)
	(871,666)	6,834,942	(901,492)	(8,817,391)
Investing activities				
Additions to construction-in-progress, property, plant and equipment	-	(20,342,781)	-	(34,914,686)
Cash flows relating to deconsolidation and investments in Joint Venture (note 4)	-	186,651,015	-	186,651,015
Restricted cash	12,598,370	(97,647,165)	25,840,443	(97,647,165)
Additional equity investments in Guinea Alumina	(13,000,000)	-	(27,000,000)	-
	(401,630)	68,661,069	(1,159,557)	54,089,164
Financing activities				
Loan payable	-	(51,162,701)	-	(22,310,140)
Proceeds from issuance of common shares	-	15,500	-	15,500
Proceeds from exercise of warrants	-	-	2,685,750	-
	-	(51,147,201)	2,685,750	(22,294,640)
Net increase (decrease) in cash and cash equivalents during the period	(1,273,296)	24,348,810	624,701	22,977,133
Cash and cash equivalents - Beginning of period	22,101,940	9,522,944	20,203,943	10,894,621
Cash and cash equivalents - End of period	20,828,644	33,871,754	20,828,644	33,871,754

See accompanying notes to interim consolidated financial statements.

(expressed in U.S. dollars)

1 Nature of operations

Global Alumina Corporation's ("Global Alumina" or the "Company") business is the development of an alumina refinery (the "Project") located in the bauxite mining region of the Republic of Guinea ("Guinea"). Global Alumina intends to accomplish this initiative through its one-third interest in Guinea Alumina Corporation, Ltd., a British Virgin Islands company, and Guinea Alumina's wholly owned Guinean subsidiary, Guinea Alumina Corporation, S.A.

The Company is in the development stage and is subject to the risks and challenges similar to other companies in a comparable stage of development. These risks include, but are not limited to, the dependence on key individuals, successful development, and the ability to secure adequate financing to meet the minimum capital required to successfully complete the Project. The Company is directing substantially all of its efforts through a joint venture partnership with certain parties (as described in note 4, "Formation of Joint Venture").

In addition, the properties may be subject to sovereign risk, including political and economic instability, government regulations relating to mining, currency fluctuations and local inflation. Changes in future conditions could require material write-downs of the carrying values.

2 Adoption of new accounting recommendations

Financial instruments

The Canadian Institute of Chartered Accountants ("CICA") issued the following new Handbook Sections, which were effective for interim periods beginning on or after October 1, 2007:

a) Section 3862, "Financial Instruments - Disclosures," describes the required disclosure for the assessment of the significance of financial instruments for an entity's financial position and performance and of the nature and extent of risks arising from financial instruments to which the entity is exposed and how the entity manages those risks. This section and Section 3863, "Financial Instruments - Presentation," replaced Section 3861, "Financial Instruments - Disclosure and Presentation."

b) Section 3863, "Financial Instruments - Presentation," establishes standards for presentation of financial instruments and non-financial derivatives.

c) Section 1535, "Capital Disclosures," establishes standards for disclosing information about an entity's capital and how it is managed. It describes the disclosure requirements of the entity's objectives, policies and processes for managing capital, the quantitative data relating to what the entity regards as capital, whether the entity has complied with capital requirements, and, if it has not complied, the consequences of such non-compliance.

The additional disclosures, required as a result of the adoption of these standards, have been included in Note 8, Financial Instruments.

(expressed in U.S. dollars)

Future accounting standard effective January 1, 2009

The CICA has issued a new standard, Section 3064, which may affect the financial disclosures and results of operations of the Company for interim and annual periods beginning January 1, 2009. The Company will adopt the requirements commencing in the quarter ended March 31, 2009 and is considering the impact this will have on the Company's financial statements.

Section 3064, Goodwill and intangible assets, establishes revised standards for recognition, measurement, presentation and disclosure of goodwill and intangible assets. Concurrent with the introduction of this standard, the CICA withdrew EIC 27, Revenues and Expenses during the pre-operating period. As a result of the withdrawal of EIC 27, companies will no longer be able to defer costs and revenues incurred prior to commercial production at new mine operations.

3 Basis of presentation and significant accounting policies

The accompanying unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial statements and, accordingly, certain disclosures normally included in annual financial statements prepared in accordance with Canadian generally accepted accounting principles are not provided. In the opinion of management all adjustments required for a fair presentation are included in these statements in accordance with the accounting policies of the Company. These unaudited interim consolidated financial statements have been prepared following accounting principles consistent with those used in the audited annual consolidated financial statements and should be read in conjunction with the audited annual consolidated financial statements of the Company for the year ended December 31, 2007. The results of operations for the interim period are not necessarily indicative of the results of operations for any other interim period or for a full fiscal year.

4 Formation of joint venture

Effective May 17, 2007, Global Alumina, Global Alumina International, Ltd. ("GAI"), and Guinea Alumina Corporation, Ltd. ("Guinea Alumina"), and The Broken Hill Proprietary Company Pty Limited ("BHP Billiton"), Dubai Aluminium Company Limited ("DUBAL") and Mubadala Development Company PJSC ("Mubadala") completed the transaction contemplated by a share subscription agreement and related agreements forming a joint venture (the "Joint Venture") to develop and operate the alumina refinery Project in the Republic of Guinea, near Sangarédi. The Company is directing substantially all of its efforts through the Joint Venture.

(expressed in U.S. dollars)

Upon formation of the Joint Venture, the shareholders of Guinea Alumina entered into a shareholders' agreement (the "Shareholders' Agreement") regarding the governance and conduct of the Joint Venture. On execution of the Shareholders' Agreement, the Company determined that, for accounting purposes, the contractual arrangement underlying the economic activity of the Project Company constituted joint control and recorded its remaining one-third interest investment using the proportionate consolidation method from May 17, 2007. Based on actual experience with respect to the conduct of the Project, the Company determined that effective October 1, 2007, its relationship to Guinea Alumina changed from one of "joint control" to one of "significant influence" as those terms are defined in the CICA Handbook. Accordingly, the Company changed the method of accounting for its interests in the Joint Venture from the proportionate consolidation method to the equity method as required for investments that are subject to significant influence.

The impact of the foregoing matters on the Company's interim consolidated financial statements is summarized chronologically as follows.

For the period from January 1, 2007 to May 16, 2007 the Company's financial statements reflected Guinea Alumina on a fully consolidated basis.

For the period from May 17, 2007 to September 30, 2007 the proportionate consolidation method used by the Company resulted in the Company recognizing: (a) in its balance sheet, the Joint Venture's assets that it controlled and the Joint Venture's liabilities that it incurred; and (b) in its statement of operations, its share of income earned and expenses incurred by the Joint Venture. The above items were presented on a line-by-line basis.

Commencing October 1, 2007, the equity method of accounting used by the Company resulted in the Company recognizing: (a) in its balance sheet, the Company's investment in Guinea Alumina, consisting of the cost of the investment and the investment income or loss subsequent to September 30, 2007; and (b) in its statement of operations, its share of the net income earned by the Joint Venture. The above items are presented as single lines on the interim consolidated balance sheet and the interim consolidated statement of operations.

Supplementary information with respect to the Company's one-third interest in Guinea Alumina is also presented (see Note 7), as the Company considers such information to be meaningful to the Company's overall interim consolidated financial statements.

The Company's investment in Guinea Alumina at June 30, 2008 totals $232,855,970 and is comprised of proceeds receivable in future installments amounting to $108,888,887 and net investment of $123,967,083. The remainder of the subscription proceeds will be paid in three additional installments due on the successful completion of specified milestones. The first and second installments, totalling an aggregate $75.55 million, are due on the earlier of the subscribers' confirmation of satisfaction that the Guinean mining concession related to the Project has been transferred from the Company to the Project Company and debt financing for the Project Company being committed. The third installment, totalling $33.33 million, is due upon the debt financing for the Project being committed.

(expressed in U.S. dollars)

5 Capital stock and other equity

Share capital

Common shares, no par value, authorized unlimited number of shares, issued and outstanding 206,543,394 and 203,768,044 shares as at June 30, 2008 and 2007, respectively.

	Number of common shares	Amount $	Number of warrants	Amount $	Total $
Balance - January 1, 2007	203,752,544	238,593,736	2,790,850	-	238,593,736
Warrants exercised during 2007	105,100	105,100	(105,100)	-	105,100
Balance - December 31, 2007	203,857,644	238,698,836	2,685,750	-	238,698,836
Warrants exercised during the period	2,685,750	2,685,750	(2,685,750)	-	2,685,750
Balance – June 30, 2008	206,543,394	241,384,586	-	-	241,384,586

As at June 30, 2008, there were no share purchase warrants outstanding.

Stock options

The Company has a stock option plan ("the Plan"), which provides employees, directors, officers and consultants of the Company with the opportunity to acquire common shares of the Company through the exercise of options. Ten million common shares have been reserved for issuance under the Plan. Stock options granted under the Plan are limited to a maximum term of ten years.

Stock-based compensation

The Company accounts for stock options granted under its Plan using the fair value based method of accounting. Using the Black-Scholes option pricing model, the weighted average fair value of stock options granted during the six-month period ended June 30, 2008 was estimated to be $769,369. Expenses in the amount of $164,306 (2007 - $99,398) and $236,165 (2007 - $268,170) have been recognized for the three and six-month periods ended June 30, 2008 and 2007, respectively. No stock options were exercised. At June 30, 2008, the unvested, unamortized fair value of stock options granted amounted to $779,700 (2007 - $476,614).

(expressed in U.S. dollars)

The Black-Scholes option pricing model was developed for use in estimating the fair value of traded options that have no vesting restrictions. Such models require the use of subjective assumptions, including expected share price volatility. The principal assumptions used in applying the Black-Scholes option pricing model for the awards for the six-month period ended June 30, 2008 were as follows:

Risk-free interest rate	3.75%
Dividend yield	n/a
Volatility factor	58%
Expected life	5 years

A summary of the status of the Company's Plan is as follows:

	Number of stock options	Weighted average exercise price $
Outstanding – December 31, 2007	4,002,500	1.46
Forfeited	(10,000)	1.00
Granted	1,360,000	1.42
Outstanding – June 30, 2008	5,352,500	1.45
Exercisable – June 30, 2008	2,663,334	1.66

	Options outstanding			Options exercisable		
Range of exercise price $	**Number outstanding as at June 30, 2008**	**Weighted average remaining contractual life**	**Weighted average exercise price $**	**Number outstanding as at June 30, 2007 $**	**Weighted average remaining contractual life**	**Weighted average exercise price $**
1.50	960,000	0.9 years	1.50	960,000	0.9 years	1.50
1.52	25,000	1.2 years	1.52	25,000	1.2 years	1.52
2.50	750,000	1.7 years	2.50	750,000	1.7 years	2.50
1.40	482,500	2.1 years	1.40	321,667	2.1 years	1.40
1.75	45,000	2.7 years	1.75	30,000	2.7 years	1.75
1.00	1,730,000	3.4 years	1.00	576,667	3.4 years	1.00
1.42	1,360,000	4.7 years	1.42	-	-	-
1.00 – 2.50	5,352,500	2.9 years	1.45	2,663,334	1.8 years	1.66

(expressed in U.S. dollars)

6 Income (loss) per share

The computations for basic and diluted income (loss) per common share are as follows:

	Three months ended		Six months ended	
	June 30, 2008	June 30, 2007	June 30, 2008	June 30, 2007
Net income (loss) for the period	$ (1,861,516)	$ 84,289,420	$ (3,340,879)	$ 78,371,483
Average number of shares – basic	206,550,000	203,760,000	206,100,000	203,756,000
Average number of shares –diluted	206,550,000	205,301,000	206,100,000	205,614,000
Net income (loss) per common shares – basic and diluted	$ (0.01)	$ 0.41	$ (0.02)	$ 0.38

7 Investment in Guinea Alumina

The Company's one-third interest in the joint venture (note 4) is summarized as follows:

	$
Cash	7,068,591
Other current assets	5,479,377
Construction-in-progress	117,492,405
Other property, plant and equipment	1,883,688
Current liabilities	(7,192,208)
Net assets	124,731,853
Revenues for the six months ended June 30, 2008	64,732
Costs and expenses for the six months ended June 30, 2008	(1,826,549)
Net loss for the six months ended June 30, 2008	(1,761,817)

(expressed in U.S. dollars)

8 Financial instruments

Risk management disclosures

The Company is exposed to risks of varying degrees of significance, which could affect its ability to achieve its strategic objectives for growth. The main objectives of the Company's risk management process are to ensure that risks are properly identified and that the capital base is adequate in relation to these risks. The principal financial risks to which the Company is exposed are described below.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its obligations as they fall due. The Company manages its liquidity risk by forecasting cash flows from operations and anticipated investing and financing activities, and maintaining credit facilities to ensure it has sufficient available funds to meet current and foreseeable financial requirements.

The board of directors of Guinea Alumina has approved an interim Project budget of $137.6 million for the period from January 2008 through August 2008 towards which the Company has contributed $27 million in capital during the six months ended June 30, 2008. The Project's current schedule of approved cash calls contemplates that the Joint Venture partners will make additional capital contribution totaling $39 million through August 2008 of which Global Alumina will be responsible for $13 million.

Management believes that its existing cash resources and future installments receivable from Joint Venture partners will be adequate to support these financial liabilities as well as the current accounts payable of $940,170 as at June 30, 2008.

Foreign currency risk

The Company is exposed to foreign currency translation risk due to cash denominated in Canadian dollars and, formerly, Guinean francs, and accounts payable denominated in foreign currencies. As at June 30, 2008, assets, consisting principally of cash denominated in Canadian dollars, totaled $21,295 and in Guinean francs totaled $nil. The Company does not enter into arrangements to hedge its foreign currency risk as the foreign currency risk is not material to the Company's interim consolidated financial statements.

Interest rate exposure

The Company does not have significant exposure to interest rate fluctuations.

(expressed in U.S. dollars)

Derivative financial instruments

The Company does not have any exposure to derivative financial instruments.

9 Capital risk management

The Company manages its capital to ensure that there are adequate capital resources for the purpose of meeting its obligations under the Joint Venture. The capital structure of the Company consists of capital stock. The basis for the Company's capital structure is dependent on the Company's share of the expected commitments with respect to the construction of the alumina refinery project.

10 Related party transactions

During the six-month period ended June 30, 2008, the Company had the following related party transactions:

Due to its rights under the DUBAL Subscription Agreement, DUBAL was treated as a related party of the Corporation under applicable securities law in connection with the joint venture transaction. In the second quarter of 2008, DUBAL and the Corporation agreed to share the cost of a study by independent consultants. The Corporation paid the entire cost. DUBAL was billed and subsequently paid in the second quarter 50% ($33,650) of the total cost of the work.

On October 9, 2006, the Board of Directors approved, and the Company entered into, a written consulting contract (the "Karalco Agreement") with Karalco Resources Ltd. ("Karalco"), a corporation controlled by Karim Karjian, Co-Chairman and a shareholder of the Company. The Karalco Agreement covers Mr. Karjian's professional services regarding the development of the Company's proposed alumina refinery in the Republic of Guinea and all ancillary infrastructure (the "Project"). In addition, the Company agreed to reimburse certain overhead expenses incurred by Karalco in respect thereof, including office facilities and administrative staffing. The Company and Karalco agreed that the Karalco Agreement is retroactively effective from January 1, 2006. Under the Karalco Agreement, the Company pays Karalco $60,000 per month. As of May 17, 2007, the Joint Venture (note 4) reimburses the Company for this monthly retainer. Karalco is also eligible to participate in the Company's employee stock option plan. In the event that the Company terminates the Karalco Agreement without cause (as defined under the Karalco Agreement), Karalco would be entitled to a minimum payment equal to $1,440,000. Compensation arrangements under the Karalco Agreement will remain subject to review based on the status of the Project and the level of activity required of Karalco on behalf of the Company.

The cost, including the monthly retainer and reimbursement of certain overhead expenses, for the six-month period ended June 30, 2008 totalled $392,200 (2007 - $374,900), of which $360,000 (2007 – $87,100) was reimbursed by the Joint Venture.

Per terms of the Shareholders' Agreement (see note 4), the Company has been reimbursed for the six-month period ended June 30, 2008 $150,000 (2007 – $67,100) related to the salary costs of certain individuals that are billed back to the Joint Venture at cost.

(expressed in U.S. dollars)

On October 9, 2006, the Board of Directors approved, and the Company entered into, a written consulting contract (the "Herakles Agreement") with Herakles Capital Corp. ("Herakles"), one of its shareholders. Herakles is controlled by Bruce Wrobel, Co-Chairman, Chief Executive Officer and a shareholder of the Company. The Herakles Agreement covers Mr. Wrobel's services as the Co-Chairman and Chief Executive Officer of the Company. The Company and Herakles agreed that the Herakles Agreement is retroactively effective from January 1, 2006. In August 2007, the Herakles Agreement was amended to provide an annual payment of $250,000 effective from January 1, 2007. Herakles is also eligible to participate in the Company's employee stock option plan. In the event that the Company terminates the Herakles Agreement without cause (as defined under the Herakles Agreement), Herakles would be entitled to a minimum payment equal to $500,000.

The cost attributable to the Herakles Agreement for the six-month period ended June 30, 2008 totaled approximately $125,000 (2007 - $100,000).

Mr. Wrobel is also the Chief Executive Officer of Sithe Global Power, LLP ("Sithe Global"), which provided, until May 17, 2007 professional services to the Company. Sithe Global was reimbursed at cost. The total charge for the six-month period ended June 30, 2008 was $nil (2007 - approximately $47,400). Formerly, the President of Sithe Global provided consulting services to the Company at a rate of $15,000 per month. Those services terminated as of May 31, 2007. Additionally, the Company formerly provided, at cost, professional services to Sithe Global. Charges for the six-month period ended June 30, 2008 were $nil (2007 – approximately $3,800).

Since December 2005, the Company has shared office space with Sithe Global. Sithe Global reimburses the Company for its pro rata share of occupancy expenses. Occupancy costs charged to Sithe Global by the Company for the six-month period ended June 30, 2008 totaled approximately $374,300 (2007 – $356,700).

Bruce Wrobel is a director of All for Africa, a non-profit organization involved in the design and coordination of economically sustainable projects in Africa. All for Africa partners with private sector investments being undertaken in Africa in order to more effectively use its funds in projects designed to create sustainable economic opportunities. The Corporation has made $25,000 in charitable donations to All for Africa in the six months ended June 30, 2008.

On July 19, 2004, the Corporation entered into a consulting agreement with Bernard Cousineau with respect to his services as President of the Corporation. On April 25, 2007, Mr. Cousineau stepped down as President of the Corporation. Effective June 1, 2007, Mr. Cousineau's agreement was amended to reflect his services as Senior Operations Advisor and director of the Corporation as well as Vice President and director of Aluminpro. Mr. Cousineau's consulting agreement provided a monthly retainer of $5,000 paid in equal portions by the Corporation and Aluminpro and an annual incentive payment of 10% of the profits realized by Aluminpro in such year. The agreement expired on June 30, 2008. Mr. Cousineau continues to receive a fee for his services as a director of the Corporation.

(expressed in U.S. dollars)

As of June 1, 2007, the Corporation also amended its consulting agreements with each of Ian Porteus, the Senior Technical Advisor to the Corporation and Vice President and director of Aluminpro, and Brian Gallagher, the Business Manager, Secretary and Treasurer of Aluminpro. Mr. Porteus's consulting agreement provided a monthly retainer of $8,500 paid one-third by the Corporation and two-thirds by Aluminpro and an annual incentive payment of 10% of the profits realized by Aluminpro. Mr. Gallagher's consulting agreement provided a monthly retainer of $8,663 paid by Aluminpro and an annual incentive payment of 5% of the profits realized by Aluminpro. The agreements expired on June 30, 2008.

Mr. Ahmed Fikree, a director of the Company, is the Director, Commercial and Corporate Development, for Dubai Aluminium Company Limited ("DUBAL") and Dr. Abdulrahman Al Awar, a director of the Company until April 25, 2007, is Chief Risk Officer for DUBAL. DUBAL and the Company are parties to a subscription agreement dated August 10, 2005 (the "DUBAL Subscription Agreement"), and an off-take agreement dated September 30, 2005 with respect to the anticipated alumina production from the Project.

Until April 25, 2007, Mr. Mehdi Dazi was a director of the Corporation and Chief Executive Officer, Investments, for EIIC, a shareholder of the Corporation. EIIC and the Corporation are parties to a subscription agreement dated August 16, 2005 and amended September 22, 2005.

A former employee who left the Company during 2007 performed certain services and incurred certain expenses for Herakles Telecom, a company in which certain of the Company's officers are shareholders. The arrangement terminated effective December 31, 2007. For the six-month period ended June 30, 2008, $nil (2007 – approximately $53,400) was billed at cost to and subsequently reimbursed by Herakles Telecom related to this work.

Amounts due to affiliates represent short-term, unsecured, non-interest bearing advances due on demand.

The above transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed by the related parties.

MANAGEMENT'S DISCUSSION AND ANALYSIS

The following discussion and analysis is management's assessment of the results of operations and financial condition of Global Alumina Corporation ("Global Alumina" or the "Corporation") and should be read in conjunction with the unaudited interim consolidated financial statements for the six months ended June 30, 2008 and the audited annual consolidated financial statements for the year ended December 31, 2007, together with the related notes contained therein. The Corporation's most recent filings are available on the System for Electronic Document Analysis and Retrieval ("SEDAR") and can be accessed through the Internet at www.sedar.com.

All dollar amounts are in United States dollars. The date of this management's discussion and analysis is August 12, 2008.

Forward Looking Information

Certain information in this discussion is "forward looking information", which reflects management's expectations regarding the Corporation's future growth, results of operations, performance and business prospects and opportunities. In this discussion, the words "may", "would", "could", "should", "will", "intend", "plan", "anticipate", "believe", "seek", "propose", "estimate" and "expect" and similar expressions, as they relate to the Corporation and its assets and interests, are often, but not always, used to identify forward looking information. Such forward looking information reflects management's current beliefs and is based on information currently available to management. Forward looking information involves significant risks and uncertainties, should not be read as a guarantee of future performance or results, and will not necessarily be accurate indications of whether or not or the times at, or by which, such performance or results will be achieved. In particular, this discussion contains forward looking information pertaining to the following: the achievement of milestones set out in the Subscription Agreement (as defined below); the decisions of the joint venture with respect to the conduct of the Project (as defined below); the approval of the proposed development plan with respect to the Project and the making of a decision by the joint venture partners to proceed with the development of the Project; expectations regarding the financing of the Project, the terms, timing and amount of financing and the sources of financing; the amount, nature and timing of capital expenditures to complete the Project; the timing of refinery construction and mine start up; future production levels; expectations regarding the negotiation of contractual rights; prices for alumina and aluminium; operating and other costs; the outcome of the general review by the Government of Guinea of mining agreements with foreign corporations; treatment of Guinea Alumina (as defined below) under the fiscal terms of the "tax exhibit" to the Basic Agreement (as defined below) and the negotiation and terms of agreements relating to the access of Guinea Alumina to and use of certain infrastructure required for the development and operation of the Project and business strategies and plans of management with respect to the Project. A number of factors could cause actual results to differ materially from the results discussed in the forward looking information, including, but not limited to: the failure or delay in fulfilling the conditions precedent necessary for the subsequent subscription payments under the Subscription Agreement to become available to the Corporation; the limited control by the Corporation of the assets and operations of the Project and its inability to make major decisions with respect to the Project without agreement from the other joint venture partners; the requirement that the Corporation hold 85% of subscription proceeds received pursuant to the Subscription Agreement

in escrow and the possibility the Corporation may need to seek additional financing to fund corporate expenses; a delay in finalizing financing for the Project; the amount of such financing being insufficient to fund the Project to complete development; the inability of the Corporation to raise sufficient financing to fund its share of the development costs of the Project in excess of the maximum Project debt financing; the possibility that the Corporation's interest will be diluted if it is unable to meet a capital call with respect to the Project; the current political and economic risks of investing in a developing country; material inaccuracies in the cost estimates and time estimates for development of the Project; a decision by the joint venture partners not to proceed with the Project; construction risks such as cost overruns, delays and shortages of labour, materials or equipment; the Corporation's dependence on an interest in a single asset; the possible forfeiture of the Mining Concession (as defined below) in certain circumstances; operational risks such as access to infrastructure and skilled labour; currency fluctuations; price volatility of alumina, aluminium or raw materials and certain other factors related to the Project discussed under the heading "Risk Factors" in the Corporation's Annual Information Form dated March 27, 2008.

The forward looking information contained in this discussion is based on the following principal assumptions: that the data, estimates and projections in the bankable feasibility study of the Project are within the range of accuracy suggested therein; that the joint venture partners will agree on a final schedule for development of the Project and will make a decision to proceed with the Project upon approval of the development plan; that issues relating to the Mining Concession title will be resolved to the satisfaction of the joint venture partners and Project lenders; that general economic conditions will not become adverse to the completion of financing for the Project and will have no material adverse impact on the Project; that the negotiations with prospective Project lenders and between the prospective Project lenders and the Guinean government will be successfully concluded by the end of 2008; that the bidding process for contracted work in connection with the Project will be completed in a competitive manner and that actual costs to complete work will be within the range of quotes provided by contractors to date; that the joint venture will be able to acquire necessary labour at currently assumed labour costs and productivity rates; that the development plan for the Project is conducted according to schedule; that general economic factors and trends relating to construction costs remain constant and that the future political and economic climate in Guinea has no material adverse effect on the Project. Although the forward looking information contained in this discussion is based upon what management of the Corporation believes are reasonable assumptions, Global Alumina cannot assure investors that actual results will be consistent with this forward looking information. If the assumptions underlying forward looking information prove incorrect or if other risks or uncertainties materialize, actual results may vary materially from those anticipated in this discussion. This forward looking information is made as of the date of this discussion, and Global Alumina assumes no obligation to update or revise it to reflect new events or circumstances, except as required by applicable law.

Business of Global Alumina

Global Alumina's principal asset is its one-third equity interest in Guinea Alumina Corporation, Ltd. ("Guinea Alumina"), held through its wholly-owned subsidiary, Global Alumina International Ltd. ("GAI"). Guinea Alumina's business is the development, construction and operation of an alumina refinery in a major bauxite mining region of the Republic of Guinea ("Guinea"), together with a bauxite mine, power plant, port, railway, road and other ancillary

infrastructure (the "Project"), through its wholly-owned Guinean subsidiary, Guinea Alumina Corporation, S.A. (the "Project Company").

On May 17, 2007, the Corporation, through its wholly owned subsidiary GAI, formed a joint venture with The Broken Hill Proprietary Company Pty Limited ("BHP Billiton"), Dubai Aluminium Company Limited ("DUBAL") and Mubadala Development Company PJSC ("Mubadala") with respect to Guinea Alumina. The joint venture was formed pursuant to a subscription agreement entered into by the Corporation, GAI, Guinea Alumina, BHP Billiton, DUBAL and Mubadala under which BHP Billiton, DUBAL and Mubadala agreed to subscribe for, collectively, a two-thirds equity interest in Guinea Alumina with GAI retaining a one-third interest. The initial issuance of the two-thirds interest was effective May 17, 2007 ("Completion") when the subscribers made an aggregate initial payment of approximately $151.1 million for their equity interests in Guinea Alumina. The remaining $108.9 million of the aggregate $260 million total subscription price is payable in three instalments, none of which has been received to date. The first and the second deferred payments, totalling an aggregate $75.55 million, are due upon the earlier of the subscribers' confirmation of satisfaction that the Mining Concession (as defined below) has been transferred from the Corporation to the Project Company and debt financing for the Project being committed. A third deferred payment in the amount of approximately $33.33 million is due upon the debt financing for the Project being committed, bringing the total subscription price to $260 million. Commitments for final debt financing of the Project are expected to be in place by December 31, 2008.

Recent Developments

Discussions regarding sale of Corporation

As publicly announced by the Corporation on June 4, 2008, the Corporation is in discussions with respect to a possible sale of the Corporation, although no offer has been received nor has a decision been made to proceed with any transaction.

Government review of mining agreements

On June 8, 2007, the Government of Guinea through the Ministry of Mines and Geology, established the Interministerial Committee for Renegotiation of Conventions and Agreements Mining ("CIRCAM"). CIRCAM is in the process of reviewing mineral resource agreements between the Government of Guinea and foreign corporations. Its mandate includes ensuring that the various agreements and conventions with the Government of Guinea are being complied with and respected and it has the authority to renegotiate any such contracts and agreements in which the interests of Guinea are not sufficiently taken into account. The Basic Agreement (defined below) is one of the agreements that is expected to be reviewed by CIRCAM. To date no formal communication has been received by CIRCAM or the Government of Guinea with respect to the Basic Agreement and the Corporation does not expect that any of the rights of Guinea Alumina and the Project Company will be affected by the review.

Demand for payment of subscription monies

BHP Billiton, DUBAL and Mubadala have not yet made payment of the first and second deferred subscription payments of approximately $75.55 million in aggregate pursuant to the

Subscription Agreement due on the earlier of confirmation that the Mining Concession has been transferred from the Corporation to the Project Company and the finalization of debt financing for the Project. At the request of the Corporation, an order was issued by the Guinean Minister of Mines and Geology on November 16, 2006 to transfer the Mining Concession to the Project Company. It is the position of the Corporation that the first and second deferred subscription payments are due and payable. Consequently, on June 23, 2008 the Corporation made a formal demand for payment to each of the joint venture partners. At a joint venture shareholders' meeting held on July 31, 2008, the joint venture partners agreed a process by which the Mining Concession transfer would be confirmed.

Project debt financing

Guinea Alumina is in the process of raising up to $2.45 billion of long-term, senior secured project debt financing from a consortium of export credit agencies, official development agencies and commercial bank lenders to fund a portion of the cost of developing the Project. The balance of the Project financing will be funded through equity contributions by the joint venture partners. See "Liquidity and Capital Resources" below. The Corporation expects that lender commitments for debt financing of the Project will be in place by year end and that financial closing will occur by March 31, 2009. The Project lenders have been identified, a detailed term sheet for the financing is under negotiation and active discussions with the lenders and their advisors are ongoing.

Basic Agreement and Mining Concession

On October 15, 2004, the Corporation, Guinea Alumina and the Ministry of Mines and Geology of the Republic of Guinea signed an agreement (the "Basic Agreement") for the development, construction and operation of the Project. The Basic Agreement is a comprehensive investment and concession agreement that grants Guinea Alumina and the Project Company exclusive rights to build and operate an alumina refinery within a 690 square kilometre mining concession area (the "Mining Concession") near Sangarédi. On May 16, 2005, the Basic Agreement was amended to modify certain terms, including changing the 15 year corporate tax exemption to a schedule of fixed annual payments beginning on the commencement of operation of the Project. On July 4, 2005, the President of Guinea signed a decree publishing the amended Basic Agreement as law and on January 23, 2006, the Government of Guinea issued a decree granting the Mining Concession in the name of Global Alumina. Under the terms of the decree, the concession has an initial term of 25 years, renewable in accordance with the Basic Agreement.

On January 13, 2006, an agreement (the "Tripartite Agreement") was entered into between Global Alumina, the Government of Guinea and Compagnie des Bauxites de Guinée ("CBG"), a joint venture between Halco (Mining) Inc. and the Government of Guinea. Under the Tripartite Agreement, CBG agreed to transfer the area which would become the subject of the Mining Concession to the Government of Guinea in exchange for exploitation permits for certain additional areas in the Cogon Tominé region of Guinea. The Tripartite Agreement contemplates that the Mining Concession will revert to the Government of Guinea if Guinea Alumina does not realize the refinery within six years of the publication of the decree granting the Mining Concession to Global Alumina, and, in the case of such reversion, CBG retains a right to request by written notice that the Government of Guinea return the Mining Concession to CBG's

management. The Mining Concession will also revert to the Government of Guinea upon: the bankruptcy, cessation of business or liquidation of Global Alumina; or the transfer by Global Alumina to a third party of its mining rights with respect to the Mining Concession, if such transfer is made without the written consent of the Government of Guinea and the proposed refinery has not been realized in accordance with the terms of the Basic Agreement. Any such reversion would be governed by the procedures established under the Mining Code and the provisions of the Basic Agreement.

At the request of the Corporation, an order was issued by the Minister of Mines and Geology on November 16, 2006 to transfer the Mining Concession to the Project Company. On March 5, 2007 the Government of Guinea issued a letter confirming notice of the joint venture transaction (as described below) and its non-objection thereto pursuant to the Basic Agreement.

The Project Company is in the process of finalizing the accounting and tax exhibit to the Basic Agreement (the "Tax Exhibit") and the other remaining exhibits to the Basic Agreement regarding the construction, operation and use of port facilities, a container terminal, railway and other ancillary infrastructure to be used by the Project in Kamsar. On execution of the remaining exhibits to the Basic Agreement, which is expected by year end, the Project Company will make a $1.5 million advance payment to the Guinean government with respect to mining royalties. The Project Company will make an additional $5.0 million advance royalty payment by the end of 2009 in connection with the bauxite that will be mined from the Mining Concession and converted to alumina by the Project. The advance royalties will be offset from royalties owing in the first three years of refinery operations. Additionally, pursuant to the Tax Exhibit the Project Company will be subject to a schedule of fixed annual lump sum tax payments beginning on the commencement of operation of the Project of (i) $5,000,000 per year for the first five years of production, (ii) $8,000,000 per year for the next five years of production and (iii) $12,500,000 per year for years 11 to 15 of production.

Joint Venture Transaction Summary

On April 27, 2007, the Corporation, GAI, Guinea Alumina, BHP Billiton, DUBAL and Mubadala (Mubadala, BHP Billiton and DUBAL together being the "Subscribers") entered into a subscription agreement (the "Subscription Agreement"). Pursuant to the Subscription Agreement, on Completion, Guinea Alumina issued fractional interests in the equity capital of Guinea Alumina to the Subscribers which resulted in the ownership structure of Guinea Alumina being: 33⅓% GAI; 33⅓% BHP Billiton; 25% DUBAL; and 8⅓% Mubadala. The Subscribers paid Guinea Alumina a combined initial subscription price of approximately $151.1 million which was distributed by Guinea Alumina to GAI. Completion entailed five steps: (1) subscription by Subscribers for shares of Guinea Alumina ($151,111,113); (2) distribution to GAI of the subscription proceeds ($151,111,113); (3) subscription pro rata by all shareholders for preferred shares the proceeds of which were to be used to repay loans made by the Subscribers and fund Guinea Alumina expenditures budgeted for April and May 2007 ($80,054,896; $55,358,896 of which was used to repay Subscriber loans and $24,696,000 used for Guinea Alumina's budgeted costs); (4) repayment by Guinea Alumina of Subscriber loans ($55,353,896); and (5) repayment by GAI of that portion of Subscriber loans deemed to be GAI's responsibility ($4,360,027). As a result of this netting at Completion, GAI received net proceeds

of $120,066,121, of which $101,759,481 was deposited in the escrow account and $18,306,640 of which remained freely available. Completion resulted in the effective sale by GAI of a two-third interest and retention by GAI of a one-third interest in Guinea Alumina, an increase in GAI's capital account in Guinea Alumina of $26,684,965, and a debt-free Guinea Alumina with $24,696,000 cash infusion. A copy of the Subscription Agreement is available under the Corporation's reference page at www.sedar.com.

Pursuant to the Subscription Agreement, the Subscribers are obligated to make three additional deferred subscription payments on the achievement of certain milestones. The first deferred subscription payment of approximately $42.2 million in aggregate is due within five business days of the earlier of the date on which the Subscribers and the Corporation agree that title to the Mining Concession is legally vested in the Project Company and the date financial commitments for debt financing of the Project are confirmed. The second deferred subscription payment of approximately $33.3 million in aggregate is payable within five business days of the later of June 30, 2007 and satisfaction of the conditions for payment of the first subscription payment. It is the position of the Corporation that the first and second subscription payments pursuant to the Subscription Agreement of approximately $75.55 million are due and payable (see "Recent Developments – Demand for payment of subscription monies"). The third deferred subscription price of approximately $33.33 million in aggregate is due within five business days of the date of a binding commitment for final debt financing of the Project.

GAI has deposited 85% of the subscription payments into an escrow account, the use of which is restricted to GAI's capital calls under the Shareholders' Agreement and any warranty and indemnity obligations that may arise under the Subscription Agreement. GAI and the Corporation have granted a security interest over the escrow account to Citibank N.A., as security agent, in respect of their obligations under the Subscription Agreement.

On the day of Completion GAI contributed capital to the joint venture totalling $26,684,965. Subsequent to Completion, GAI has contributed capital to the joint venture totalling approximately $45.55 million using funds from the escrow account. At August 12, 2008, the Corporation had approximately $54.32 million in its escrow account and $20.07 million of unrestricted cash.

Off-take Agreements

On May, 17, 2007, the Project Company entered into an off-take agreement on similar terms and at the same price with each shareholder of Guinea Alumina for each shareholder's proportionate share of all available alumina production from the Project. Prior existing alumina commitments of the Project Company under the 2006 off-take agreement with Glencore International AG ("Glencore") for 420,000 metric tons per year and the 2005 agreement with DUBAL for the 15% of production in excess of its existing 25% shareholder entitlement have been allocated from GAI's shareholder entitlement, and consideration paid by GAI to the Project Company will be adjusted as necessary to equalize consideration paid under all shareholder off-take agreements.

The 2005 agreement between DUBAL and the Project Company is a 20 year purchase and sale agreement (the "DUBAL Off-take Agreement") on a take or pay basis for 40% of the proposed refinery's annual production at a price expressed as a percentage of the three-month forward price of high-grade aluminium as set on the London Metal Exchange.

The 2006 agreement between Glencore and the Project Company is a 20 year purchase and sale agreement on a take or pay basis for 420,000 metric tons per year of alumina at a price expressed as a percentage of the three-month forward price of high-grade aluminium as set on the London Metal Exchange subject to a minimum price. The percentage is fixed for the life of the contract.

On December 7, 2001, a predecessor to the Corporation granted an option to Mitsubishi Corporation ("Mitsubishi") to enter into good faith negotiations for the purchase of up to 25% of the proposed refinery's expected annual production. In February 2007, Mitsubishi exercised its option and Global Alumina entered into negotiations with Mitsubishi regarding the potential terms of a supply agreement. The parties did not reach an agreement and discussions were discontinued.

On October 30, 2001, a predecessor to the Corporation granted an option (the "Marubeni Option") to Marubeni Corporation ("Marubeni") to enter into good faith negotiations for the purchase of up to 20% of the proposed refinery's expected annual production. Under an amendment agreement dated March 2, 2006 (the "Amended Marubeni Option"), Marubeni agreed to terminate the Marubeni Option in consideration for a lump-sum payment of $50,000 and an option to enter into good faith negotiations for the purchase of up to an aggregate of 20% of the annual alumina output resulting from any addition of a third production line to the proposed refinery. Subsequent to quarter end, Marubeni agreed to release its purchase right to approximately 10% of the expected annual alumina output resulting from any addition of a third production line to the refinery in exchange for a lump-sum payment of $500,000. Marubeni will retain a right to purchase approximately 120,000 metric tons per year for six years from such additional production line. The Corporation is currently awaiting confirmation of approval of the arrangement from its joint venture partners.

Accounting for Investment in Joint Venture

Upon formation of the joint venture, the shareholders of Guinea Alumina entered into a shareholders' agreement (the "Shareholders' Agreement") regarding the governance and conduct of the joint venture. On execution of the Shareholders' Agreement, the Corporation determined that, for accounting purposes, the contractual arrangement underlying the economic activity of the Guinea Alumina constituted joint control and recorded its remaining one-third interest investment using the proportionate consolidation method from May 17, 2007. Based on actual experience with respect to the conduct of the Project, the Corporation determined that effective October 1, 2007, its relationship to Guinea Alumina changed from one of "joint control" to one of "significant influence" as those terms are defined in the Canadian Institute of Chartered Accountants ("CICA") Handbook. Accordingly since October 1, 2007, the Corporation has accounted for its interests in Guinea Alumina using the equity method as required for investments that are subject to significant influence.

The impact of the foregoing matters on the Corporation's financial statements is summarized chronologically as follows.

For the period from January 1, 2007 to May 16, 2007 the Corporation's financial statements reflected Guinea Alumina on a fully consolidated basis.

For the period from May 17, 2007 to September 30, 2007 the proportionate consolidation method used by the Corporation resulted in the Corporation recognizing: (a) in its balance sheet, the joint venture's assets that it controlled and the joint venture's liabilities that it incurred; and (b) in its statement of operations, its share of income earned and expenses incurred by the joint venture. The above items were presented on a line-by-line basis.

Commencing October 1, 2007 the equity method of accounting used by the Corporation resulted in the Corporation recognizing: (a) in its balance sheet, the Corporation's investment in Guinea Alumina, consisting of the cost of the investment and the investment income or loss subsequent to September 30, 2007; and (b) in its statement of operations, its share of the net income eared by the joint venture. The above items are presented as single lines on the interim consolidated balance sheet and the interim consolidated statement of operations.

Supplementary information with respect to the Corporation's one-third interest in Guinea Alumina is presented in the note 7 of the interim consolidated financial statements, as the Corporation considers such information to be meaningful to the Corporation's overall financial statements.

Completion of the joint venture transaction described above involved the issuance by the Corporation's then subsidiary, Guinea Alumina, of its own shares to interests outside the consolidated group. Under Canadian generally accepted accounting principles, shareholders' equity transactions with interests outside the consolidated group have the following accounting consequences. The issue of equity securities by the subsidiary decreases the proportionate interest of the parent company. The change in the parent's share of the subsidiary's net identifiable assets as a result of the equity issuance is, from the point of view of the parent company, similar to the change that arises on the sale by a parent of some of its holdings in a subsidiary and is therefore accounted for as an income item. This involves reducing the carrying value of the investment and reporting a gain or loss on deemed disposal – such an amount is commonly referred to as dilution gain. The dilution gain is $151,491,767 of which $88,046,498 has been recognized in income. The remaining dilution gain of $63,445,269 has been deferred pending achievement of certain defined milestones.

Selected Quarterly Information (unaudited)

	Quarter ended June 30, 2008	Quarter ended March 31, 2008	Quarter ended December 31, 2007	Quarter ended September 30, 2007	Quarter ended June 30, 2007	Quarter ended March 31, 2007	Quarter ended December 31, 2006	Quarter ended September 30, 2006
Total revenues (dilution gain, interest and fee income)	$555,927	$1,029,302	$1,327,403	$1,532,692	$88,822,908	$37,011	$80,701	$259,328
Net income (loss)	($1,861,516)	($1,479,363)	$32,158	($2,275,693)	$84,289,420	($5,917,937)	($6,214,878)	($4,432,596)
Net income (loss) per share	($0.01)	($0.01)	$0.00	($0.01)	$0.41	($0.03)	(0.03)	(0.02)

Results of Operations

Global Alumina has reported operating losses since inception and to date has not earned any revenue, except interest income, dilution gain on issuance of shares by Guinea Alumina and other ancillary income related to fees earned on sales made by engineering consultants at Aluminpro Aluminium Industry Professionals Inc. ("Aluminpro"), a subsidiary of Global Alumina. Global Alumina expects to continue to sustain operating losses in the future as its principal asset, its one-third equity interest in the Project, is expected to generate no alumina sales revenue prior to 2012 at the earliest.

The results of operations for the six months ended June 30, 2008 reflect the Corporation's one-third interest in the joint venture accounted for by the equity method. The results of operations for the six months ended June 30, 2007 reflect the Corporation's expenses on a fully consolidated basis up to May 16, 2007 and on a one-third proportionate consolidation basis from May 17, 2007 to June 30, 2007.

Global Alumina's operations for the three and six months ended June 30, 2008 produced a net income (loss) of ($1,861,516) or ($0.01) per share and ($3,340,879) or ($0.02) per share, respectively (2007 –$84,289,420 or $0.41 per share and $78,371,483 or $0.38 per share, respectively). Interest income for the six months ended June 30, 2008 was $1,485,259 (2007-$728,819) due to higher cash balances resulting from the sale of the two-thirds interest in the joint venture.

The "Breakdown of Expenses" table which follows provides a summary analysis of the expenses of the Corporation for the six months ended June 30, 2008 compared to the corresponding period in 2007.

Breakdown of Expenses

Expenses	**Six months ended June 30, 2008**	**Six months ended June 30, 2007**
Professional fees	$1,174,393	$2,807,304
General and administrative	$1,848,586	$6,565,153
Amortization	$141,312	$1,115,979
Total expenses	**$3,164,291**	**$10,488,436**

Professional fees include expenses relating to legal, tax and accounting services and consulting. Professional fees for the six months ended June 30, 2008 decreased $1,632,911 or 58% from the same period in 2007 primarily due to the change in consolidation methodology in 2008 versus 2007. In addition, 2007 included $1.7 million of legal fees regarding negotiation of the formation of the Guinea Alumina Project joint venture and legal matters attributable to the Project Company.

General and administrative expenses for the six months ended June 30, 2008 decreased $4,716,567 or 72% from the comparable period in 2007 due to the change in consolidation

methodology. The significant components of this category of expenses include salaries, travel and living expenses, directors' remuneration, stock option expenses, insurance, telecommunications, and healthcare. In the first half of 2007, general and administrative expenses also included Guinea in-country operating expenses and interest expense. Stock option expenses totalling $236,165 (2007-$268,170) and $164,306 (2007-$99,398) were recognized for the six and three month periods ended June 30, 2008, respectively. Directors' remuneration for the six and three month periods ended June 30, 2008 totalled $202,105 (2007-$183,242) and $102,105 (2007-$83,242), respectively.

Capital Expenditures

On March 18, 2008, the joint venture approved an interim work plan and budget of $110.8 million for the period from January 2008 through May 2008. On June 2, 2008 the joint venture approved a revised interim budget of $137.6 million for the period January 2008 through August 2008. Guinea Alumina has capitalized into construction in progress $352.5 million from inception through June 30, 2008 of which $36.4 million relates to the second quarter of 2008.

Guinea Alumina began construction works (and capitalizing direct engineering and construction costs) in December 2004 on certain elements of the Project deemed to be the most valuable toward controlling future costs and maintaining schedule advantages ("enabling works"), pending completion of the financing required to complete its development plan. These early-stage, enabling works included construction, operation and subsequent expansion of a pioneer construction camp, construction of resettlement housing and related social facilities, dredging the port areas in Kamsar, completion of land-filling and maintenance of the port terminal site, completion of road construction to the refinery, quarry and township sites (and ongoing maintenance), construction of a new, heavy-duty bridge at Boké, quarry development and construction, rail spur earthworks, cutting, filling and piling work at the refinery site, bauxite sampling and mine development work. Upon Completion of the joint venture in May 2007, Guinea Alumina's shareholders, including Global Alumina, agreed to perform a bankable feasibility study of the Project according to BHP Billiton's standards, and to continue the enabling works construction program pending conclusion of the feasibility study and preparation by the Project management team of a development plan.

The feasibility study was delivered to the joint venture board on March 13, 2008. It confirmed the economic viability of the Project and recommended approval by the joint venture partners to proceed to the execution phase. The feasibility study formed the basis for the proposed Project development plan which also includes a detailed timetable for implementation as well as a financing plan and associated equity drawdown schedule. The development plan was tabled for consideration at a meeting of the joint venture's board of directors on June 2, 2008. Approval of the development plan has been deferred to a subsequent meeting. The proposed development plan schedule contemplates:

- notice to proceed under an engineering, procurement and construction management contract in the fourth quarter of 2008
- first concrete to be poured at the refinery site by February 2009

- completion of the Kamsar container quay in March 2009
- Kamsar bulk material import and alumina export quay ready to receive imported material in June 2011
- steam and power substation operational in September 2011
- the startup of the first refinery line in January 2012 and of the second refinery line in April 2012
- ship first alumina in April 2012

Though the refinery, configured initially with two processing lines, is expected to be initially capable of producing 3.3 million metric tons annually within 18 months of start up, its annual production capacity is expected to reach the refinery's nominal capacity of 3.6 million metric tons as a steady state within five years and gradually increase to a capacity of 3.95 million metric tons through its life as the operating staff gain experience. The refinery layout is configured to accommodate a third processing line which would increase the refinery's total nominal capacity to over 5.4 million metric tons per year. Current benchmarking against existing global refining capacity shows the refinery's projected cash operating costs to be among the world's lowest 10%.

The $137.6 million interim budget from January through August 2008 is funding continued site works and development including work on the container quay at the port in Kamsar, $27 million in engineering, procurement and construction management services, $22.9 million in corporate and staffing costs through the period and $14.5 million contingency. Project activities through the period have concentrated and will concentrate on:

- finalization of the Tax Exhibit, infrastructure agreement, port agreement and operations agreement exhibits to the Basic Agreement;
- finalization of geotechnical test work at the refinery site, commencement of production piling, continuation of terracing and bulk earthworks and further geotechnical investigations of the Kamsar port area;
- completion of rail spur earthworks and the commencement of construction of the railway bridge;
- completion of the pioneer camp expansion and design of a 400 bed camp at the refinery site;
- design and commencement of construction of the container quay at Kamsar;
- negotiations with contractors and preparation of procurement packages for vendors in anticipation of mobilization on the joint venture partners making a decision to proceed with the Project;
- initiation of Project communications infrastructure and systems;
- inauguration and hand-over ceremony of the Boké bridge to the Government of Guinea.

In the first half of 2008, the joint venture partners contributed capital of $79.5 million (with one venture partner contributing the remainder of its second quarter capital calls of $1.5 million in the third quarter of 2008) towards the approved interim budget, with Global Alumina contributing its $27.0 million one-third share. In July 2008, the joint venture partners contributed $18.0 million, of which Global Alumina contributed its $6.0 million share. The budget contemplates further capital call requirements to the joint venture partners of $21.0 million in August 2008 (of which Global Alumina would be responsible for its one-third share).

Based on estimates provided by the Project management team, the Corporation currently expects the total construction costs of the Project at completion to be approximately $5.21 billion including approximately $431 million of costs expected to be incurred from inception through to the approval of the development plan. The estimated costs include:

- $76 million – infrastructure
- $362 million – port
- $20 million – mine
- $1.334 billion – alumina refinery
- $598 million – power, steam and auxiliary plant
- $662 million – common distributables
- $504 million – EPCM services
- $647 million – contingency
- $1.008 billion – owner's costs including spent through 2007, escalation and contingency

The actual cost of the development of the Project will depend on the negotiation of construction contracts, debt financing arrangements and other factors. The Corporation's share of the final Project costs will be based on its proportionate interest in Guinea Alumina. The Project is a large, complex undertaking that requires substantial engineering, construction and operating expertise. Potential cost overruns and completion delays are significant risks in projects of this size, particularly in less developed countries. Price escalation is a concern especially in current market conditions where unstable markets for building materials and consumables have risen steadily over the past five years.

Liquidity and Capital Resources

The Corporation is non-revenue generating and is wholly dependent on external sources of financing to meet its operating costs and to fund capital expenditures.

At June 30, 2008, the Corporation had a working capital surplus of $17,995,579 compared to a working capital surplus of $43,511,414 at December 31, 2007 and a working capital surplus of $172,255,276 as at June 30, 2007. In the first six months of 2008, the Corporation contributed $27 million of cash to Guinea Alumina. Prepaid expenses decreased 11% from December 31, 2007 to June 30, 2008 to $1,194,092. The June 30, 2008 balance includes $1.1 million of

prepaid rent related to the New York office and minimal prepaid insurance. Accounts payable and accrued liabilities increased $0.1 million during the period to $0.9 million at June 30, 2008.

At June 30, 2008, the Corporation had unrestricted cash of $20.8 million and restricted cash totalling $60.2 million in an escrow account for future Project capital calls and to fund any warranty and indemnity obligations that may arise under the Subscription Agreement. At August 12, 2008 the Corporation had unrestricted cash of $20.07 million and restricted cash totalling $54.32 million. The Corporation expects that the unrestricted funds will be sufficient to enable it to meet its corporate operating expense requirements through 2012 and that the escrowed funds will be sufficient to fund its one-third share of Project equity requirements at least through to finalization of debt financing for the Project.

The Project is in the process of raising up to $2.45 billion of long-term, senior secured project debt financing from a consortium of export credit agencies, official development agencies and commercial bank lenders.

The substantial amount of debt capital required for the Project necessitates a complex financing plan with emphasis on official development, export credit and insured commercial sources. Project debt commitments are expected to be finalized by December 31, 2008 with financial closing anticipated to follow by the first quarter of 2009. Prospective lenders are seeking direct agreements with key contractors for the Project as well as with the Government of Guinea. Negotiations for a direct agreement between Project lenders and the Government of Guinea are expected to be completed by year end and a definitive agreement executed concurrently with the close of debt financing arrangements for the Project. Such a direct agreement with the Government of Guinea would be a condition to financing. Prospective Project lenders are also expected to seek debt service guarantees from each of the Subscribers and Global Alumina. Such guarantees would be of a several nature and Global Alumina would be expected to guarantee debt service in proportion to its one-third interest in the Project. The lenders are also seeking assurances with respect to Global Alumina's ability to fund its equity commitments to the joint venture and to provide the debt service guarantee.

The capital required to complete the Project over and above the amount expected to be raised in the Project debt financing will have to be funded through additional equity contributions by the joint venture partners. To fund its one-third share of this cost the Corporation will be required to raise substantial additional financing in the form of debt or equity. Any such equity financing may result in substantial dilution to the holdings of existing shareholders. There is a risk that debt or equity financing in the amounts required will not be available on favourable terms, or at all. If the Corporation is unable to raise additional financing, its interest in the Project will be diluted.

The absence of a developed legal regime in Guinea, especially with respect to real and personal property security, will make more complicated and less certain the ability of lenders to take a security interest in the Project's assets. This may limit the universe of lenders willing to lend or may increase the borrowing costs or otherwise result in more onerous financing terms. Management of the Corporation believes that BHP Billiton's direct participation as a major equity investor and technical services provider will enhance the Project and facilitate the project

financing process. However, there is no assurance that Guinea Alumina will secure sufficient financing on terms and conditions acceptable to it or at all.

Contractual Commitments

The joint venture has approved a revised interim Project budget of $137.6 million for the period from January 2008 through August 2008 and commitments including contract cancellation costs of approximately $40.0 million. The joint venture partners have contributed $99.0 million in capital toward the interim budget to August 12, 2008. The approved budget contemplates additional capital calls in August totalling $21.0 million, of which the Corporation would be responsible for its one-third share.

All Project related contracts were novated by the joint venture as of May 17, 2007 and, as a consequence, are no longer direct contractual commitments of the Corporation.

Financing Agreements

The following agreements and private placements form part of the Corporation's efforts to secure financing for the Project prior to implementation of the joint venture with the Subscribers. Each is described below.

The Mitsubishi Subscription Agreement

Under an agreement entered into by a predecessor of the Corporation in 2001 and assumed by the Corporation following the arrangement with PLI Internet Inc. in 2004, Mitsubishi has an option to purchase an underdetermined number of common shares of the Corporation, exercisable upon Financial Closure (as defined in the agreement), at a price per share equal to the fair market value of the common shares at Financial Closure as agreed by the parties. Financial Closure is defined as the date on which all conditions precedent under the credit and security documents evidencing the debt financing arrangements for the Project have been satisfied or waived and funds are available for disbursement thereunder.

The DUBAL Subscription Agreement

On August 10, 2005, the Corporation entered into a subscription agreement with DUBAL (the "DUBAL Subscription Agreement") and issued to DUBAL 10,000,000 common shares at $2.00 per share on September 30, 2005. Pursuant to the agreement, DUBAL also has the right to subscribe for additional common shares constituting 25% of the Corporation's shares outstanding on a fully-diluted basis, for a subscription price estimated at the date of the DUBAL Subscription Agreement of $180 million (the "Additional Subscription"). On April 27, 2007, the Corporation and DUBAL entered into an agreement providing that the DUBAL Subscription Agreement will terminate on the date that sufficient funding is secured to complete the Project and that in the interim DUBAL will not exercise its Additional Subscription right. If Project financing has not been completed by September 30, 2008, DUBAL's Additional Subscription right will be restored and will be exercisable provided that DUBAL first transfers to GAI all of its interest in Guinea Alumina. Under the DUBAL Subscription Agreement, DUBAL has the right to nominate one representative for election to the board of directors of the Corporation (the "Board") prior to the

completion of the Additional Subscription. Ahmed Fikree, the DUBAL representative, was appointed to the Board in November 2005.

The EIIC Subscription Agreement

Under a subscription agreement with Emirates International Investment Corporation LLC ("EIIC") dated August 16, 2005 and amended September 26, 2005 (collectively, the "EIIC Subscription Agreement"), EIIC purchased 25,000,000 common shares at $2.00 per share on October 20, 2005.

The IDBIF Subscription Agreement

On December 29, 2005, the Corporation closed a private placement to IDB Infrastructure Fund L.P. ("IDBIF"), a limited partnership established in the Kingdom of Bahrain, of 22,222,222 common shares at $2.25 per share for gross proceeds of $50 million. Under the subscription agreement dated November 29, 2005 between the Corporation and IDBIF (the "IDBF Subscription Agreement"), as long as IDBIF holds more than 5% of the Corporation's issued and outstanding common shares, the Corporation will not issue any common shares at a price per share of less than $2.25, other than pursuant to: (i) the terms of certain pre-existing agreements; (ii) an exercise of warrants issued by the Corporation prior to the execution of the IDBIF Subscription Agreement; (iii) an exercise of options granted in the ordinary course and consistent with past practices; or (iv) a public offering of common shares by way of prospectus.

Off-Balance Sheet Arrangements

The Corporation had no off-balance sheet arrangements as at June 30, 2008 or December 31, 2007.

Critical Accounting Policies and Estimates

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts or revenues and expenses during the reporting year. Actual results could differ from those estimates.

The Corporation's significant accounting policies are summarized in Note 3 to the audited financial statements for the year ended December 31, 2007. The policies described below have the most significant effect in the preparation and presentation of the Corporation's consolidated financial statements.

As described under "Accounting for Investment in Joint Venture", effective May 17, 2007 the Corporation changed its method of accounting for Guinea Alumina and the Project Company from full consolidation to proportionate consolidation and on October 1, 2007, based on actual experience with respect to the conduct of the Project, the Corporation changed its method of accounting from the proportionate consolidation method to the equity method.

Development Costs

Based on the criteria set out in CICA Handbook section 3450 "Research and Development Costs" and Accounting Guideline 11 "Enterprises in the Development Stage", the Corporation has determined that all of its past development costs should be expensed.

Investments

The Corporation accounts for its investments in companies over which it has significant influence using the equity basis of accounting whereby the investments are initially recorded at cost and subsequently adjusted to recognize the Corporation's share of earnings or losses of the investee companies and reduced by dividends received, if any. Carrying values of investments would be reduced to estimated market values if there was other than a temporary decline in the value of the investment; such reduction would be recorded in the statement of operations.

Financial Instruments and Other Instruments

The Corporation's financial instruments include cash and cash equivalents, amounts due from affiliates, other assets and accounts payable and accrued liabilities. The fair values of these financial instruments approximate their carrying values.

Financial Instruments and Other Instruments

The Corporation's financial instruments include cash and cash equivalents, amounts due from affiliates, other assets and accounts payable and accrued liabilities. The fair values of these financial instruments approximate their carrying values.

New standards adopted - Financial Instruments and Comprehensive Income

The Corporation adopted these new standards effective January 1, 2008. CICA Handbook Sections 3862, "Financial Instruments – Disclosures", 3863, "Financial Instruments – Presentation" and 1535, "Capital Disclosures".

Future Standards

The CICA has issued a new standard, section 3064, which may affect financial disclosures and results of operations of the Corporation for interim and annual periods beginning January 1, 2009. The Corporation will adopt the requirements commencing in the quarter ended March 31, 2009 and is considering the impact this will have on the Corporation's financial statements.

Section 3064, "Goodwill and Intangible Assets", establishes revised standards for recognition, measurement, presentation and disclosure of goodwill and intangible assets. Concurrent with the introduction of this standard, the CICA withdrew EIC 27, "Revenues and Expenditures during the Pre-operating Period". As a result of the withdrawal of EIC 27, companies will no longer be able to defer costs and revenues incurred prior to commercial production at new mine operations.

Outstanding Share Data

Common Shares

The Corporation has authorized an unlimited number of common shares, with no par value, of which 206,543,394 common shares were issued and outstanding as at June 30, 2008 and as at the date hereof.

Share Purchase Warrants

During the year ended December 31, 2007, 105,100 warrants were exercised for cash proceeds of $105,100. During the six months ended June 30, 2008, 2,685,750 warrants were exercised at an exercise price of $1 each for cash proceeds of $2,685,750. The exercised warrants represent all of the outstanding warrants of the Corporation. There were no share purchase warrants outstanding thereafter.

Employee Stock Options

On March 27, 2008 the Board awarded 1,360,000 options to employees and consultants of the Corporation in recognition of their efforts on behalf of the Corporation in 2007. The options are exercisable at $1.42 for one common share, vest in equal portions over three years and expire in five years. During the six months ended June 30, 2008, 10,000 options were forfeited by a person who is no longer an eligible participant in the Corporation's stock option plan.

As of June 30, 2008, 5,352,500 options are outstanding under the Corporation's stock option plan for employees, directors, officers and consultants of the Corporation. Each option is exercisable for one common share. No options have been exercised. Ten million common shares have been reserved for issuance under the stock option plan. Options for 4,647,500 common shares remain available for future issuance. The following table summarizes the expiry dates and exercise prices for options granted under the stock option plan as of the date hereof.

Number of Shares Subject to Options	Vested	Unvested	Expiry Date	Exercise Price
960,000	960,000	Nil	May 27, 2009	$1.50
25,000	25,000	Nil	August 24, 2009	$1.52
750,000	750,000	Nil	March 10, 2010	$2.50
482,500	321,667	160,833	July 25, 2010	$1.40
45,000	30,000	15,000	March 7, 2011	$1.75
1,730,000	576,667	1,153,333	December 11, 2011	$1.00
1,360,000	Nil	1,360,000	March 27, 2013	$1.42

The fair value of stock options is recognized in income over the applicable vesting period as compensation expense. Compensation expense in the amount of $236,165 (2007 - $268,170) has been recognized in the financial statements for the six months ended June 30, 2008.

On April 25, 2007 the Board resolved to preserve previously granted and unexpired stock options of certain employees of the Corporation or its affiliates that would otherwise have terminated on the consummation of the joint venture transaction. On December 19, 2007 the Board additionally preserved previously granted and unexpired stock options of a former consultant to the Corporation that was contracted by Guinea Alumina. Existing granted options that have been preserved will expire in accordance with their terms. The holders of such options are ineligible to receive additional options.

Related Party Transactions

Related party transactions are disclosed in Note 10 to the unaudited interim financial statements for the six months ended June 30, 2008 and are summarized below.

Due to its rights under the DUBAL Subscription Agreement, DUBAL was treated as a related party of the Corporation under applicable securities law in connection with the joint venture transaction. In the second quarter of 2008 DUBAL and the Corporation agreed to share the cost of a study by independent consultants. The Corporation paid the entire cost. DUBAL was billed and subsequently paid in the second quarter 50% ($33,650) of the total cost of the work.

On October 9, 2006, the Board approved, and the Corporation entered into, a written consulting contract (the "Karalco Agreement") with Karalco, a corporation controlled by Karim Karjian, Co-Chairman and a shareholder of the Corporation. The Karalco Agreement covers Mr. Karjian's professional services regarding development activities with respect to the Project. The Corporation and Karalco agreed that the Karalco Agreement is retroactively effective from January 1, 2006. Under the Karalco Agreement, Karalco is entitled to a $60,000 monthly retainer. Bonuses may be paid under the Karalco Agreement based on the status of the Project and the level of activity required of Karalco on behalf of the Corporation. As of May 17, 2007, the joint venture reimburses the Corporation for this monthly retainer. Karalco is also eligible to participate under the Corporation's employee stock option plan. In the event that the Corporation terminates the Karalco Agreement without cause (as defined under the Karalco Agreement), Karalco will be entitled to a minimum payment equal to $1,440,000 of which Guinea Alumina, has agreed to pay one-half and the Corporation would be responsible for the other half. The total payments with respect to the monthly retainer for the six months ended June 30, 2008 amounted to $360,000 (2007 - $360,000) of which $360,000 (2007 - $87,100) was reimbursed by Guinea Alumina. Since February 1, 2006, Karalco has been reimbursed an amount for office expenses. The cost of such office expenses for the six months ended June 30, 2008 totalled approximately $32,200 (2007 - $14,900).

The Corporation has been reimbursed for the six months ended June 30, 2008 $150,000 (2007 - $36,300) related to the salary costs of Tony McCabe, the Senior Vice President and Project Director of the Corporation, that is billed to Guinea Alumina at cost for his services in connection with the Project. The Corporation has also been reimbursed by the joint venture for

the salary costs of certain other employees that provide services to the Project. Such reimbursements for the six months ended June 30, 2008 totalled $nil (2007 - $30,800).

On October 9, 2006, the Board approved, and the Corporation entered into, a written consulting contract (the "Herakles Agreement") with Herakles Capital Corp. ("Herakles"), one of its shareholders. Herakles is controlled by Bruce Wrobel, Co-Chairman, Chief Executive Officer and a shareholder of the Corporation. The Herakles Agreement covers Mr. Wrobel's services as the Co-Chairman and Chief Executive Officer of the Corporation. The Corporation and Herakles agreed that the Herakles Agreement would be retroactively effective from January 1, 2006 and Herakles would be paid $200,000 per annum for Mr. Wrobel's services. In August 2007, the Herakles Agreement was amended to increase the annual payment to $250,000, effective from January 1, 2007. Herakles is also eligible to participate under the Corporation's employee stock option plan. In the event that the Corporation terminates the Herakles Agreement without cause (as defined under the Herakles Agreement), Herakles will be entitled to a minimum payment equal to $500,000. The total cost attributable to the Herakles Agreement for the six months ended June 30, 2008 amounted to approximately $125,000 (2007 - $100,000).

Bruce Wrobel is also the Chief Executive Officer of Sithe Global Power, LLP ("Sithe Global") which provided at cost until May 17, 2007 professional services to the Corporation. The total charge for the six months ended June 30, 2008 was $nil (2007 – approximately $47,400). Formerly, the President of Sithe Global provided consulting services to the Corporation at a rate of $15,000 per month. These services terminated as of May 31, 2007. Additionally, the Corporation formerly provided, at cost, professional services to Sithe Global. Charges for the six month period ended June 30, 2008 were $nil (2007 – approximately $3,800).

Sithe Global reimburses the Corporation for its *pro rata* share of occupancy expenses for use of the Corporation's office space at 245 Park Avenue, New York. Occupancy costs charged to Sithe Global for the six months ended June 30, 2008 totalled approximately $374,300 (2007 - $356,700).

Bruce Wrobel is a director of All for Africa, a non-profit organization involved in the design and coordination of economically sustainable projects in Africa. All for Africa partners with private sector investments being undertaken in Africa in order to more effectively use its funds in projects designed to create sustainable economic opportunities. The Corporation has made $25,000 in charitable donations to All for Africa in the first six months of 2008.

On July 19, 2004, the Corporation entered into a consulting agreement with Bernard Cousineau with respect to his services as President of the Corporation. On April 25, 2007, Mr. Cousineau stepped down as President of the Corporation. Effective June 1, 2007, Mr. Cousineau's agreement was amended to reflect his current services as Senior Operations Advisor and director of the Corporation as well as Vice President and director of Aluminpro. Mr. Cousineau's consulting agreement provided a monthly retainer of $5,000 paid in equal portions by the Corporation and Aluminpro and an annual incentive payment of 10% of the profits realized by Aluminpro in such year. The consulting agreement expired June 30, 2008. Mr. Cousineau also receives a fee for his services as a director of the Corporation.

As of June 1, 2007, the Corporation also amended its consulting agreements with each of Ian Porteus, the Senior Technical Advisor to the Corporation and Vice President and director of Aluminpro, and Brian Gallagher, the Business Manager, Secretary and Treasurer of Aluminpro. Mr. Porteus' consulting agreement provided a monthly retainer of $8,500 paid one-third by the Corporation and two-thirds by Aluminpro and an annual incentive payment of 10% of the profits realized by Aluminpro. Mr. Gallagher's consulting agreement provided a monthly retainer of $8,663 paid by Aluminpro and an annual incentive payment of 5% of the profits realized by Aluminpro. The consulting agreements expired June 30, 2008.

Mr. Ahmed Fikree, a director of the Corporation, is the Director, Commercial and Corporate Development, for DUBAL. Dr. Abdulrahman Al-Awar, a former director of the Corporation who stepped down on April 25, 2007, is Chief Risk Officer for DUBAL. DUBAL and the Corporation are parties to the DUBAL Subscription Agreement. See "Financing Agreements – The DUBAL Subscription Agreement". DUBAL and the Corporation are also parties to each of the Subscription Agreement and DUBAL Off-take Agreement. See "Liquidity and Capital Resources" and "Business of Global Alumina – Joint Venture Transaction Summary".

A former employee who left the Corporation during 2007 performed certain services and incurred certain expenses for Herakles Telecom, a company in which certain of the Corporation's officers are shareholders. The arrangement terminated effective December 31, 2007. For the six-month period ended June 30, 2008, $nil (2007 – approximately $53,400) was billed at cost to and subsequently reimbursed by Herakles Telecom related to this work.

A former employee who left the Corporation in 2007 incurred certain expenses, which the Corporation paid, for SEACOM Ltd. ("SEACOM"), a company in which certain of the Corporation's officers are shareholders. This arrangement terminated in February 2008. Currently, an employee of the Corporation performs services and incurs certain expenses, which the Corporation pays, for SEACOM. SEACOM reimburses the Corporation for these charges at cost. Amounts charged to SEACOM by the Corporation for the six months ended June 30, 2008 were approximately $19,700 (2007 - $nil).

Amounts due to and from affiliates represent short-term unsecured non-interest bearing advances due upon demand. The above transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed by the related parties.

Risk Factors

The Corporation's principal asset is its one-third equity interest in Guinea Alumina, a development-stage company undertaking a large complex capital-intensive project in a developing country and is subject to numerous risks and challenges. The various risk factors relating to the Project are described herein and under the heading "Risk Factors" in the Corporation's Annual Information Form dated March 27, 2008. These risk factors, including risks not currently known to the Corporation or that the Corporation currently considers immaterial, could materially and adversely affect Guinea Alumina's business, financial condition, results of operations and growth strategy, and consequently the Corporation.

Evaluation of Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Corporation's Chief Executive Officer and Chief Financial Officer, on a timely basis so that appropriate decisions can be made regarding public disclosure.

As at the end of the period covered by this management's discussion and analysis, management of the Corporation, with the participation of the Chief Executive Officer and the Chief Financial Officer, evaluated the effectiveness of the Corporation's disclosure controls and procedures as required by Canadian securities laws. Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer have concluded that, as of the end of the period covered by this management's discussion and analysis, the disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in the Corporation's annual filings and interim filings (as such terms are defined under Multilateral Instrument 52-109 – *Certification of Disclosure in Issuers' Annual and Interim Filings*) and other reports filed or submitted under Canadian securities laws is recorded, processed, summarized and reported within the time periods specified by those laws and that material information is accumulated and communicated to management of the Corporation, including the Chief Executive Officer and the Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

On May 17, 2007 as a result of Completion of the joint venture transaction, the Corporation retained an indirect one-third equity interest in Guinea Alumina. On Completion GAI, Guinea Alumina and the Subscribers entered the Shareholders' Agreement which provides for the governance and management of Guinea Alumina and the Project. Although the Corporation exerts significant influence over Guinea Alumina, it no longer controls Guinea Alumina. Pursuant to the Shareholders' Agreement management of the Project and financial record keeping was transferred to BHP Billiton. The Corporation relies on the Project management team for timely and accurate information regarding the financial affairs of Guinea Alumina and the Project. Requirements imposed on the conduct of the Project and the governance on Guinea Alumina including: the Shareholders' Agreement, a manual of authorities implemented by Guinea Alumina and BHP Billiton policies, practices and procedures, are designed to ensure the integrity and availability of financial information regarding Guinea Alumina and the Project. The Chief Executive Officer and the Chief Financial Officer are satisfied that the current arrangements in place are appropriate to satisfy the obligations of the Corporation with respect to financial reporting.

During the six months ended June 30, 2008 there were no changes on the Corporation's internal control over the financial reporting that materially affected, or are reasonably likely to materially affect, the Corporation's internal control over financial reporting.

Additional Information

Additional documents and information regarding the Corporation, including summaries of the material terms of the Subscription Agreement and Shareholders' Agreement, the EIIC, DUBAL and IDBIF transactions and the Corporation's Annual Information Form dated March 27, 2008 are available through SEDAR and can be accessed through the Internet at www.sedar.com.

FORM 52-109F1
CERTIFICATION OF INTERIM FILINGS

I, Bruce Wrobel, Co-Chairman and Chief Executive Officer of Global Alumina Corporation, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 - *Certification of Disclosure in Issuers' Annual and Interim Filings)* of Global Alumina Corporation (the issuer) for the period ending June 30, 2008;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: August 12, 2008

(signed) Bruce Wrobel
Bruce Wrobel,
Co-Chairman and Chief Executive Officer
Global Alumina Corporation

FORM 52-109F1
CERTIFICATION OF INTERIM FILINGS

I, Michael Cella, Senior Vice-President, Chief Financial Officer and Secretary of Global Alumina Corporation, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 - *Certification of Disclosure in Issuers' Interim and Interim Filings)* of Global Alumina Corporation (the issuer) for the period ending June 30, 2008;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: August 12, 2008

(signed) Michael Cella
Michael Cella
Senior Vice-President, Chief Financial Officer and Secretary
Global Alumina Corporation

END